Form 10-K, Exhibit 13
period 1996-03-31
AVX CORP /DE
filed 1996-06-14
CIK 859163


 .                                                           March 31,
                                                       1996            1995
                                   (dollars in thousands, except share data)

Current assets:
  Cash and cash equivalents                            $131,601     $ 43,813
  Accounts receivable, net                              139,545      118,709
  Inventories                                           243,155      200,469
  Deferred income taxes                                  30,853       20,475
  Other receivables-affiliate                             2,429        2,354
  Prepaid and other                                      13,562       11,174
 	Total current assets                                  561,145      396,994
Property and equipment:
  Land                                                    9,370        9,141
  Buildings and improvements                            109,574      107,436
  Machinery and equipment                               506,004      441,193
  Construction in progress                               46,030       26,737
                                                 							670,978      584,507

  Accumulated depreciation                             (404,432)    (352,524)
                                                 							266,546      231,983

Goodwill, net                                            36,067       38,595
Other assets                                              3,758        3,125
	TOTAL ASSETS                                          $867,516     $670,697

Current liabilities:
  Short-term debt banks                                $ 19,398    $  12,967
  Current maturities of long-term debt                    1,398        3,082
  Accounts payable:
    Trade                                                31,755       32,174
    Affiliates                                           33,040       33,262
  Income taxes payable                                   35,546       16,050
  Accrued payroll and benefits                           40,481       38,495
  Other payables-affiliates                                              403
  Accrued expenses                                       41,597       35,562
	Total current liabilities                              203,215      171,995

Long-term debt                                            8,507        9,544
Deferred income taxes                                    22,818       28,242
Other liabilities                                         8,976        4,650
	TOTAL LIABILITIES                                      243,516      214,431

Commitments and Contingencies (Notes 8 and 11)

Stockholders' Equity:
  Preferred stock, par value $.01 per share:
    Authorized, 20,000,000 shares;
    None issued or outstanding
  Common stock, par value $.01 per share:                  880         858
    Authorized, 300,000,000 shares;
    issued and outstanding,
    88,000,000 shares (85,800,000 in 1995)
  Additional paid-in capital                           319,909     267,043
  Retained earnings                                    306,923     188,631
  Foreign currency translation adjustment               (3,712)       (266)
	TOTAL STOCKHOLDERS' EQUITY                            624,000     456,266

	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $867,516    $670,697

	 See accompanying notes to consolidated financial statements.

 .                                  -16-


 .               		      AVX CORPORATION AND SUBSIDIARIES
 .               		     CONSOLIDATED STATEMENTS OF INCOME


                                                 Years Ended March 31,
                                             1996         1995         1994
                                      (dollars in thousands,except share data)

Net sales                                  $1,207,761    $988,893    $795,515
Cost of sales                                 886,494     777,687     639,058
Gross Profit                                  321,267     211,206     156,457
Selling, general and
administrative expenses                       116,586     101,013     100,875
   Profit from operations                     204,681     110,193      55,582
Other income (expense):
  Interest income                               5,096       2,018         749
  Interest expense                             (2,352)     (2,229)     (2,792)
  Other, net                                    1,655       1,218       1,439

Income before income taxes and cumulative
effect of accounting change for income
taxes                                         209,080     111,200      54,978
Provision for income taxes                     71,344      36,329      19,817

Income before cumulative effect
of accounting change for income taxes         137,736      74,871      35,161
Cumulative effect of accounting change
for income taxes                                                        5,000
Net income                                  $ 137,736    $ 74,871    $ 40,161

Income per share:
Before cumulative effect of
accounting change for income taxes          $   1.58    $    .87     $    .41
Cumulative effect of accounting change
for income taxes                                                          .06
Net income                                  $   1.58    $    .87     $    .47

Weighted average shares
outstanding                               87,175,000   85,800,000   85,800,000


See accompanying notes to consolidated financial statements.

 .                                   -17-



 .                     AVX CORPORATION AND SUBSIDIARIES
       	       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 .                       Common Stock                         Foreign
                                       Additional           Currency
                       Number           Paid-In  Retained  Translation
                       ofShares  Amount Capital  Earnings  Adjustment  Total
                                       (dollars in thousands)

Balance, March 31, 1993 85,800,000 $858 $267,043  $114,273  $(3,672) $378,502
Net income                                          40,161             40,161
Dividends                                          (14,424)           (14,424)
Current year's
adjustment                                                   (3,405)   (3,405)
Balance, March 31, 1994 85,800,000  858  267,043   140,010   (7,077)  400,834
Net income                                          74,871             74,871
Dividends                                          (26,250)           (26,250)
Current year's
adjustment                                                    6,811     6,811
Balance, March 31, 1995 85,800,000  858  267,043   188,631     (266)  456,266
Issuance of common
stock                    2,200,000   22   52,866                       52,888
Net income                                         137,736            137,736
Dividends                                          (19,444)           (19,444)
Current year's
adjustment                                                   (3,446)   (3,446)
Balance, March 31, 1996 88,000,000 $880 $319,909  $306,923  $(3,712) $624,000

See accompanying notes to consolidated financial statements.

 .                                    -18-

 .                       AVX CORPORATION AND SUBSIDIARIES
 .              		     CONSOLIDATED STATEMENTS OF CASH FLOWS

 .                                                  Years Ended March 31,
                                                 1996      1995       1994
                                                   (dollars in thousands)
Operating Activities:
Net income                                       $137,736  $ 74,871  $ 40,161
Adjustments to reconcile net income
to net cash from operating activities:
 Depreciation and amortization                     69,910    60,608    55,195
 Deferred income taxes                            (15,680)   (6,023)   (4,018)
 Changes in operating assets
 and liabilities:
	Accounts receivable                              (26,564)  (13,579)  (27,673)
	Inventories                                      (44,862)  (36,957)  (15,605)
	Accounts payable and
	accrued expenses                                  12,416    28,471     6,812
	Income taxes payable                              20,351    13,425     2,331
	Other assets and liabilities                       2,380     5,342     2,976
  Net cash from operating activities              155,687   126,158    60,179
Investing Activities:
  Purchases of property and equipment            (110,487)  (77,308)  (61,098)
  Proceeds from sale of operations
  to affiliate                                      3,973
  Other                                               (79)      680        39
  Net cash used in investing activities          (106,593)  (76,628)  (61,059)
Financing Activities:
  Repayment of debt                                (3,308)  (10,736)   (2,110)
  Dividends paid                                  (19,444)  (26,250)  (14,424)
  Proceeds from issuance of debt                    8,696     4,167     2,921
  Proceeds from issuance of common stock           52,888
Net cash from (used in) financing activities       38,832   (32,819)  (13,613)
Effect of exchange rate changes on cash              (138)      244       (33)
Increase (decrease) in cash and cash
equivalents                                        87,788    16,955   (14,526)
Cash and cash equivalents at beginning of year     43,813    26,858    41,384
Cash and cash equivalents at end of year         $131,601  $ 43,813  $ 26,858



See accompanying notes to consolidated financial statements.

 .                                   -19-

 .                      AVX CORPORATION AND SUBSIDIARIES

 .              		  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 .               		  (dollars in thousands, except share data)

1.  Summary of Significant Accounting Policies:

General:

   AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products. Components sold by the Company are used in virtually all types of electronic products for industries such as telecommunication, components, automotive, medical and consumer electronics. The consolidated financial statements of AVX Corporation and subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Public Offering:

   From January 1990 through August 15, 1995, the Company was wholly-owned by Kyocera Corporation ("Kyocera"). On August 15, 1995, Kyocera sold 22.9%, or 19,650,000 of the Company's common shares, and the Company sold an additional 2,200,000 common shares, in a public offering. As a result, Kyocera currently owns 75.2% of the Company's common shares.

Cash Equivalents:

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:

    Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead.

Property and Equipment:

   Property and equipment are recorded at cost. Machinery and equipment is depreciated on the double declining-balance method for assets placed in service after April 1, 1991, and the straight-line method for assets placed in service before that date. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements--10 to 31.5 years, and machinery and equipment--3 to 10 years. Depreciation expense was $67,508, $58,476 and $53,153 for the years ended March 31, 1996, 1995, and 1994, respectively.

  The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

  Grants received from governments by certain foreign subsidiaries principally relate to incentives for the acquisition of property and equipment. Such grants are recorded as reductions to the related assets and reduce future depreciation expenses.

Goodwill:

  Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition. Any excess of purchase price over such fair value ("Goodwill") is amortized on a straight-line basis over periods ranging from 20 to 40 years. The accumulated amortization as of March 31, 1996 and 1995 was $14,409 and $12,328, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated future undiscounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

 .                                  -20-

Income Taxes:

  The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 1996, the amount of U.S. taxes on such undistributed earnings would have been approximately $18,600.

  Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method for accounting for deferred income taxes. The effect of adoption was to decrease deferred tax liabilities as of that date by $5,000 and is reflected in net income for the year ended March 31, 1994, as the cumulative effect of accounting change for income taxes.

Foreign Currency Activity:

   Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of stockholders' equity.

   The Company enters into foreign currency exchange contracts and options to manage exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions.
These exchange agreements generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

Revenue Recognition:

  Sales are recorded upon shipment of related goods to customers.
Certain sales to distributors are under terms which allow for the affected distributors to receive price protection from the Company for actual sales at prices below anticipated sales prices. A portion of sales is made to distributors under agreements allowing limited rights of return. The Company provides an allowance for distributor adjustments based on historical experience.

Use of Estimates:

  Use of estimates and assumptions as determined by management is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Research and Development:

  Research and development expenditures are expensed when incurred. Such expenses totaled approximately $18,100, $14,900, and $12,700 for the years ended March 31, 1996, 1995, and 1994, respectively.


New Accounting Standards:

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Statement allows all companies to either record in the statement of income, the fair value of stock options, as defined in the Statement, as compensation expense or provide only pro forma disclosures of the fair value based method of accounting. The Company has not determined which accounting method it will adopt.

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after December 15, 1995. Management believes that the effect of adoption will not materially affect the Company's financial condition or results of operations.

 .                                  -21-

2.  Accounts Receivable:

Accounts receivable at March 31 consisted of:

 .                                         						    1996            1995
Trade                                             $159,798       $135,839

Less, allowance for doubtful accounts,
sales returns, distributor adjustments
and discounts                                      (20,253)       (17,130)
 .                                         						  $139,545       $118,709

Charges to expense related to such allowances were approximately $53,117, $42,055 and $28,361, and applications to such allowances were approximately $50,078, $37,915 and $27,415 for the years ended March 31, 1996, 1995 and 1994, respectively.

3.  Inventories:

Inventories at March 31 consisted of:               1996           1995
Finished goods                                    $75,235        $68,487
Work in process                                    77,256         76,555
Raw materials and supplies                         90,664         55,427
 .                                         						 $243,155        $200,46

4.  Debt:
Long-term debt at March 31 consisted of:
 .                                         						    1996         1995
Deutschmark loans at 5.70% to 6.25%
due through 1999                                  $ 6,182      $ 8,237
Pounds Sterling loan at 9.87%
due through 2002                                    2,676        3,069
Other                                               1,047        1,320
 .                                         						    9,905       12,626
Less--current maturities                           (1,398)      (3,082)
 .                                         						  $ 8,507      $ 9,544

The aggregate annual maturities of long-term debt are as follows:


	1997                $ 1,398

	1998                  2,096

	1999                  4,158

	2000                    805

	2001                    674

	Thereafter              774
 .             			     $9,905

  Short-term bank debt consists primarily of borrowings incurred by the Company's European subsidiaries under two DM 10.0 million working capital bank facilities and a DM 2.5 million short-term bank facility bearing interest at market rates (between 4.37% and 5.05% at March 31, 1996) which extend through July 1996, and a DM 7.5 million short-term bank facility bearing interest tied to Libor (4.05% at March 31, 1996) which extends through May 1996.


 .                                    -22-

  Interest paid totaled $2,452, $1,881 and $2,691 during the years ended March 31, 1996, 1995, and 1994, respectively.

5.  Income Taxes:

  For financial reporting purposes, income before income taxes and cumulative effect of accounting change for income taxes includes the following components:


 .
 .                                  					     Years Ended March 31,
 .                           				      1996            1995           1994

Domestic                            $114,011        $ 57,197        $34,688
Foreign                               95,069          54,003         20,290
 .                           				    $209,080        $111,200        $54,978

The provision (benefit) for income taxes consisted of:

 .                                  					    Years Ended March 31,
 .                            			      1996            1995          1994

Current:
 Federal/State                      $55,480        $ 29,754        $15,615
 Foreign                             31,544          12,598          3,138
 .                           				     87,024          42,352         18,753

Deferred:
  Federal/State                     (15,680)        (10,006)         1,319
  Foreign                                             3,983           (255)
 .                           				   (15,680)          (6,023)         1,064

 .                            				   $71,344         $ 36,329        $19,817

  Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:



 .                                         						   March 31,
 .                                  					1996                    1995
Current:                          Assets  Liabilities     Assets  Liabilities

Sales and receivable reserves    $6,625      $   --      $ 4,651     $   --
Inventory reserves                8,073          --        3,972         --
Accrued expenses                 16,155          --       11,852         --
 .                            			$30,853      $   --      $20,475     $   --

 .                                         						  March 31,
 .                         				       1996                    1995
Non-Current:                    Assets  Liabilities      Assets  Liabilities
Property and equipment
depreciation                  $     797     $12,879      $  797     $22,863
Accrued expenses                    709       1,252       1,076
Other                                        14,591                   8,451

Foreign income tax loss
carryforwards                     8,792                  10,890
 .                           				 10,298      28,722      12,763      31,314
Valuation allowance              (4,394)                 (9,691)
 .                           				$ 5,904     $28,722     $ 3,072     $31,314

 .                                   -23-



	A reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as follows:

 .                                               							Years Ended March 31,
 .                                                 							1996    1995    1994

U.S. Federal statutory rate                             35.0%   35.0%   35.0%
Increase (decrease) in tax rate resulting from:
State income taxes, net of federal tax benefit            .9     1.8     4.9
Taxes at different tax rates on foreign earnings        (1.5)   (2.8)   (2.6)
Change in valuation allowance                           (2.5)    1.9     (.7)
Other, net                                               2.2    (3.2)    (.6)
Effective tax rate                                      34.1%   32.7%   36.0%

  At March 31, 1996, certain of the Company's foreign subsidiaries in Europe had tax net operating loss carryforwards totaling approximately $19,951, most with no expiration date. A portion of the loss carryforwards are in jurisdictions where the Company has ceased or sharply curtailed its operations, thereby limiting its ability to generate future taxable income and utilize such loss carryforwards. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions. The valuation allowance decreased $5,297 and increased $2,241 during the years ended March 31, 1996 and 1995, respectively.

  Income taxes paid totaled $66,500, $29,329 and $17,106 during the years ended March 31, 1996, 1995 and 1994, respectively.

6.  Employee Retirement Plans:

Pension Plans

  The Company sponsors non-contributory, defined benefit pension plans covering certain employees. Pension benefits provided to U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. This change resulted in the Company recognizing a curtailment gain of $500 for the year ended March 31, 1996. The Company's pension plans for European salaried employees and certain hourly employees provide for benefits based on a percentage of final pay. The Company's funding policy is to contribute the statutory required amount to appropriate trust or government funds.

 .                                  -24-

	The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at March 31:

 .                         				       Assets Exceed         Accumulated
 .                                 					Accumulated           Benefits
                                 					 Benefits           Exceed Assets
 .                          				      1996      1995       1996       1995

Actuarial present value of
benefit obligations:
Vested benefits                   $(30,295)  $(27,573)  $(23,840)   $(19,300)
Non-vested benefits                   (104)    (1,340)      (507)       (363)
Accumulated benefit
obligation                         (30,399)   (28,913)   (24,347)    (19,663)
Effect of projected future
salary increases                    (8,069)    (5,685)      (917)     (2,164)
Projected benefit obligation       (38,468)   (34,598)   (25,264)    (21,827)
Plan assets at fair value,
 primarily stocks and bonds         45,830     38,488     15,003      12,420
Projected benefit obligation
(in excess of) less than plan
assets                               7,362      3,890    (10,261)     (9,407)
Unrecognized net (gain) loss        (3,765)      (221)       967         919
Prior service cost not yet
recognized                            (209)      (238)        92         562
Unrecognized net transition
obligation                             (14)        (8)       131          40
(Accrued) prepaid pension cost
recognized in the balance sheets  $  3,374  $   3,423   $ (9,071)   $ (7,886)


The Company's assumptions used in determining the pension assets (liabilities) shown above were as follows:


 .                                        						   Years Ended March 31,
 .                                        						    1996           1995
Assumptions:
Discount rates                                    7.0%           7.0 - 8.0%
Increase in compensation                          3.0- 4.0%      3.0 - 5.5%
Expected long-term rate of return
on plan assets                                    7.0 - 9.0%     7.0 - 9.0%


	Net pension costs related to these pension plans, exclusive of the curtailment gain referred to above, include the following components:



 .                                              	Years Ended March 31,
 .                                                1996    1995    1994

Service cost                                   $ 2,030   $ 2,253   $ 1,913
Interest cost                                    4,412     3,988     3,428
Actual loss (return) on plan assets            (10,423)    1,683    (7,585)
Net amortization (deferral)                      6,400    (5,707)    4,144
Net periodic pension cost                      $ 2,419   $ 2,217   $ 1,900


Savings Plans:

  The Company maintains retirement savings plans which allow substantially all U.S. employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans for the years ended March 31, 1996, 1995, and 1994, were approximately $5,300, $5,000, and $4,700, respectively.



 .                                  -25-


  The Company established, in August 1994, a nonqualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, with the investments held in a separate trust. The value of the participant's balance fluctuates based on the performance of the investments. At March 31, 1996, the market value of the trust ($772) is included as an asset and a liability of the Company in the accompanying balance sheets because the trust assets are available to AVX's general creditors in the event of the Company's insolvency.

7.  Stock Option Plans:

  The Company has two fixed option plans. Under the 1995 Stock Option Plan, the Company may grant options to employees for the purchase of up to an aggregate of 1,550,000 shares of common stock. Under the Non-Employee Directors Stock Option Plan, the Company may grant options for the purchase of up to an aggregate of 100,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. All options granted under the 1995 Stock Option Plan and the Non-Employee Directors Stock Option Plan vest as to 25% annually commencing on the first anniversary of the date of grant.

A Summary of the status of the stock option plans is as follows:



 .   Year Ended March 31, 1996
 .                                                        Weighted-Average
 .                               					     Shares           Exercise Price

Outstanding, beginning of year                 0
Granted                                1,143,000                $25.50
Exercised                                      0
Forfeited                                (17,000)                25.50
Outstanding, end of year               1,126,000                $25.50

Options, exercisable at year-end               0


8.  Commitments and Financial Instruments:

Commitments:

  At March 31, 1996 and 1995, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $42,600 and $12,550, respectively.

 The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 1996, were as follows:

Years Ending March 31,

	1997                   $ 3,916
	1998                     3,158
	1999                     2,344
	2000                     2,372
	2001                     2,260
	Thereafter               4,839

			       $18,889


Rental expense for operating leases was $4,682, $3,996, and $3,370 for the years ended March 31, 1996, 1995, and 1994, respectively.

 .                                   -26-

Financial Instruments:

  At March 31, 1996, $30,700 of the Company's intercompany borrowings were denominated in foreign currencies. To reduce the exposure to foreign currency fluctuations, the Company entered into foreign currency contracts which fix the principal balance of one intercompany loan at $26,000. Another contract for 7.5 million deutschmarks fixes the principal balance of another intercompany loan at $4,300.

  In addition to the U.S. dollar, the Company conducts business in most European currencies and the Japanese yen. The Company's foreign currency contracts related to anticipated sales and purchases generally have maturities that do not exceed six months.

  The Company enters into forward delivery contracts with certain suppliers for certain precious metals used in its production processes.

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 1996, the Company believes that its credit risk exposure is not significant.

  The following disclosure of the estimated fair value of financial instruments has been determined by the Company, using available market information and appropriate valuation methodologies.

  The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximate carrying value based on their effective interest rates compared to current market rates.

March 31, 1996  March 31, 1995
			       Contract    Carrying   Unrealized      Contract   Carrying   Unrealized
			       Amount      Amount     Gain (Loss)     Amount     Amount     Gain (Loss)
Off-Balance Sheet
Financial Instruments:
Foreign currency contracts     $108,055    $  --     $1,243           $90,916     $ --        $(465)
Metal delivery contracts         23,440       --        616            11,020       --          685

9.  Transactions With Affiliate:

  The Company's primary businesses include the design, manufacture and sale of ceramic and tantalum capacitors and electronic connectors and the sale and distribution of electronic products manufactured by Kyocera.

 .                                   -27-

The Company entered into transactions with Kyocera as follows:

Years Ended March 31,
1996    1995    1994

Sales:
  Product and equipment
  sales to affiliates                $  9,240        $  4,460        $ 3,250
  Subcontracting activities             2,365           2,100          1,800
  Commissions received                    252              95            275
  Service fee income                      120             400            400
Purchases:
  Purchases of resale
  inventories, raw materials
  supplies, equipment and services    234,612         214,950        169,100
  Commissions paid                        171             360            400
  Rent paid                               909             865            800
Cost Reimbursements:
  Subcontracting expenses                              10,400          5,700
  Advertising and promotional
  expenditures                                            230            230
  Research and development                442             480            440
  Rent received                                                        1,200
Other:
  Dividends                            17,491          26,250         14,424
  Sale of assembly operation
  in Indonesia                          3,973



	Effective April 1, 1995, the Company sold to Kyocera an assembly operation in Indonesia for $3,973, the equivalent of the Company's net carrying value of such operation. Consistent with Kyocera's arrangements with its other worldwide direct reporting subsidiaries, the Company paid cash dividends equal to approximately 35% of estimated net income during the two years ended March 31, 1995 and the quarter ended June 30, 1995. Thereafter, quarterly cash dividends have been paid as approved by the Board of Directors on a per common share basis.

 .                                   -28-

10.  Segment and Geographic Information:

  AVX's manufacture and sale of electronic components is considered one business segment. Information about the Company's operations in different geographic areas is as follows:

			      United
Year Ended March 31,          States       Europe      Asia       Other      Elimination     Total
1996:
Net sales to customers       $562,994     $301,509    $341,760   $ 1,498       $     -      $1,207,761
Net sales between
  geographic areas             89,560      104,425         610    66,380        (260,975)
Total net sales               652,554      405,934     342,370    67,878        (260,975)   $1,207,761
Profit from operations         98,526       52,575      43,724     9,856                      $204,681
Interest income, net                                                                             2,744
Other, net                                                                                       1,655
Income before income taxes
 and cumulative effect of
 accounting change for
 income taxes                                                                                 $209,080

Identifiable assets          483,186      261,154       77,231    45,945                      $867,516

1995:
Net sales to customers      $466,696     $230,153     $290,333   $ 1,711       $   -        $988,893
Net sales between
  geographic areas            73,751       84,458          487    59,155        (217,851)
Total net sales              540,447      314,611      290,820    60,866        (217,851)   $988,893
Profit from operations        53,278       21,789       26,195     8,931       $ 110,193
Interest expense, net                                                                           (211)
Other, net                                                                                     1,218
Income before income taxes
  and cumulative effect of
  accounting change for
  income taxes                                                                              $111,200
Identifiable assets          338,321      213,983       79,048    39,345                    $670,697

1994:
Net sales to customers      $392,925     $166,078     $235,642   $   870       $    -       $795,515
Net sales between
  geographic areas            56,541       57,089          208    56,556        (170,394)
  Total net sales            449,466      223,167      235,850    57,426        (170,394)   $795,515
Profit from operations        47,616       (8,540)      12,630     3,876                    $ 55,582
Interest expense, net                                                                         (2,043)
Other, net                                                                                     1,439
Income before income taxes
  and cumulative effect of
  accounting change for
  income taxes                                                                              $ 54,978
Identifiable assets         279,349      188,257        70,189    36,171                    $573,966


  The other category consists of Mexico, El Salvador and Israel operations. Sales between geographic areas are priced based on a percentage over cost which allows the selling organization to earn a reasonable profit. Operating profit is total revenue less operating expenses and allocated general corporate expenses. In computing income and operating profit, interest expenses, interest income, miscellaneous other non-operating income and expenses and income taxes were not deducted.

11.  Environmental Matters and Contingencies:

  The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests. The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation totaled $8,500 and $6,500 at March 31, 1996 and 1995, respectively. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.



	AVX is presently under investigation by the United States Customs Service for possible violations of the customs laws. During this investigation, AVX has identified certain inadvertent duty underpayments or over refunds of Customs duties and has tendered those monies to Customs. The Company does not believe that the ultimate resolution of these customs matters will materially affect AVX's financial condition or results of operations.

 .                                   -29-



12.  Summary of Quarterly Financial Information (Unaudited):



Quarterly financial information for the years ended March 31, 1996 and 1995 is as follows:





		     First Quarter                     Second Quarter
		 1996              1995             1996          1995

Net sales       $304,556        $233,995         $307,637       $249,299
Gross profit      78,115          49,650           82,289         51,787
Net income        30,408          18,185           36,435         18,071
Per share            .35             .21              .42            .21



		     Third Quarter                     Fourth Quarter
		 1996             1995              1996         1995
Net sales       $302,716       $241,998          $292,852      $263,601
Gross profit      79,828         52,721            81,035        57,048
Net income        34,198         18,522            36,695        20,093
Per share            .39            .22               .42           .23


		       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
 Stockholders of AVX Corporation



	We have audited the accompanying consolidated balance sheets of AVX Corporation and Subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVX Corporation and Subsidiaries as of March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.



	As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes during the year ended March 31, 1994.



				      COOPERS & LYBRAND L.L.P.



Atlanta, Georgia
May 8, 1996


 .                                           -30-