Form 10-K, Exhibit 13
period 1997-03-31
AVX CORP /DE
filed 1997-06-09
CIK 859163

AVX CORPORATION AND SUBSIDIARIES
			                             CONSOLIDATED BALANCE SHEETS
		                          (dollars in thousands, except share data)

                                                  							 March 31,
				                                            		  1997            1996
Current assets:
  Cash and cash equivalents                     $ 188,574         $ 131,601
  Accounts receivable, net                        155,358           139,545
  Inventories                                     247,895           243,155
  Deferred income taxes                            21,145            30,853
  Other receivables - affiliate                     3,131             2,429
  Prepaid and other                                22,365            13,562
						                                            -------           -------
	Total current assets                             638,468           561,145
Property and equipment:
  Land                                             10,028             9,370
  Buildings and improvements                      113,614           109,574
  Machinery and equipment                         588,880           506,004
  Construction in progress                         34,040            46,030
						                                            -------           -------
				                                          		  746,562           670,978
  Accumulated depreciation                       (474,970)         (404,432)
					                                          	---------         ---------
					                                          	  271,592           266,546
Goodwill, net                                      34,913            36,067
Other assets                                        4,334             3,758
			                                          			---------         ---------
	TOTAL ASSETS                                   $ 949,307         $ 867,516
					                                          	=========         =========
Current liabilities:
  Short-term bank debt                          $  12,216         $  19,398
  Current maturities of long-term debt              1,362             1,398
  Accounts payable:
    Trade                                          39,399            31,755
    Affiliates                                     38,621            33,040
  Income taxes payable                             25,405            35,546
  Accrued payroll and benefits                     34,328            40,481
  Accrued expenses                                 30,465            41,597
						                                           --------          --------
	Total current liabilities                        181,796           203,215
Long-term debt                                     12,170             8,507
Deferred income taxes                              12,190            22,818
Other liabilities                                  11,182             8,976
						                                            -------           -------
	TOTAL LIABILITIES                                217,338           243,516
Commitments and Contingencies (Notes 8 and 11)
Stockholders' Equity:
  Preferred stock, par value $.01 per share:
    Authorized, 20,000,000 shares; None issued
    or outstanding
  Common stock, par value $.01 per share:             880               880
    Authorized, 300,000,000 shares; issued and
    outstanding,
    88,000,000 shares
  Additional paid-in capital                      319,909           319,909
  Retained earnings                               408,904           306,923
  Foreign currency translation adjustment           2,276            (3,712)
						                                            -------          --------
    TOTAL STOCKHOLDERS' EQUITY                    731,969           624,000
		                                          				  -------           -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $949,307          $867,516
						                                            =======           =======

See accompanying notes to consolidated financial statements.

                              			 AVX CORPORATION AND SUBSIDIARIES
                              			CONSOLIDATED STATEMENTS OF INCOME
	                        	    (dollars in thousands, except share data)

	                                      			   		 Years Ended March 31,
				                                       		1997         1996        1995
Net sales                                 $1,126,178    $1,207,761    $988,893
Cost of sales                                851,863       886,494     777,687
					                                      ---------     ---------     -------
Gross profit                                 274,315       321,267     211,206
Selling, general and
administrative expenses                      102,369       116,586     101,013
					                                        -------       -------     -------
Profit from operations                       171,946       204,681     110,193
Other income (expense):
  Interest income                              7,536         5,096       2,018
  Interest expense                            (2,049)       (2,352)     (2,229)
  Other, net                                   1,010         1,655       1,218
                                   					     -------       -------     -------
Income before income taxes                   178,443       209,080     111,200
Provision for income taxes                    57,102        71,344      36,329
Net income                                $  121,341     $ 137,736    $ 74,871

Income per share                          $     1.38     $    1.58    $    .87

Weighted average shares
outstanding                               88,000,000    87,175,000  85,800,000


See accompanying notes to consolidated financial statements.

              	   		      AVX CORPORATION AND SUBSIDIARIES
		                	CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   				    (dollars in thousands)


			                            Common Stock                           Foreign
					                                         Additional              Currency
	                        		  Number             Paid-In   Retained   Translation
                      			  of Shares    Amount  Capital   Earnings    Adjustment    Total

Balance, March 31, 1994    85,800,000   $858   $267,043   $140,010    $(7,077)    $400,834
Net income                                                  74,871                  74,871
Dividends                                                  (26,250)                (26,250)
Current year's adjustment                                               6,811        6,811
                           ----------    ----   -------    -------     -------     --------
Balance, March 31,1995     85,800,000    858    267,043    188,631       (266)     456,266
Issuance of common stock    2,200,000     22     52,866                             52,888
Net income                                                 137,736                 137,736
Dividends                                                  (19,444)                (19,444)
Current year's adjustment                                              (3,446)      (3,446)
			                        ----------    ---    -------    -------     ------      -------
Balance, March 31, 1996    88,000,000    880    319,909    306,923     (3,712)     624,000
Net income                                                 121,341                 121,341
Dividends                                                  (19,360)                (19,360)
Current year's adjustment                                               5,988        5,988
			                        ----------   ----   --------   --------     ------      --------
Balance, March 31, 1997    88,000,000   $880   $319,909   $408,904     $2,276      $731,969
                     			   ==========   ====   ========    =======      =====       =======

             	   See accompanying notes to consolidated financial statements.

                        			   AVX CORPORATION AND SUBSIDIARIES
		                        	CONSOLIDATED STATEMENTS OF CASH FLOWS
			                              (dollars in thousands)


			                                                				Years Ended March 31,
                                          						    1997      1996      1995
Operating Activities:
Net income                                        $121,341   $137,736   $74,871
Adjustments to reconcile net income to net
cash from operating activities:
  Depreciation and amortization                     82,242     69,910    60,608
  Deferred income taxes                               (911)   (15,680)   (6,023)
  Changes in operating assets and liabilities:
	Accounts receivable                                (9,745)   (26,564)  (13,579)
	Inventories                                        (2,912)   (44,862)  (36,957)
	Accounts payable and accrued expenses              (5,730)    12,416    28,471
	Income taxes payable                              (11,093)    20,351    13,425
	Other assets and liabilities                       (5,266)     2,380     5,342
						                                             -------    -------   -------
   Net cash from operating activities              167,926    155,687   126,158
Investing Activities:
  Purchases of property and equipment              (93,954)  (110,487)  (77,308)
  Proceeds from sale of operations to affiliate                 3,973
  Other                                              2,347        (79)      680
						                                             -------   --------   -------
   Net cash used in investing activities           (91,607)  (106,593)  (76,628)
Financing Activities:
  Repayment of debt                                (10,043)    (3,308)  (10,736)
  Dividends paid                                   (19,360)   (19,444)  (26,250)
  Proceeds from issuance of debt                     9,738      8,696     4,167
  Proceeds from issuance of common stock                       52,888
						                                             -------     ------   -------
   Net cash from (used in) financing activities    (19,665)    38,832   (32,819)
Effect of exchange rate changes on cash                319       (138)      244
						                                             -------   --------   -------
Increase (decrease) in cash and cash equivalents    56,973     87,788    16,955
Cash and cash equivalents at beginning of year     131,601     43,813    26,858
						                                            --------   --------   -------
Cash and cash equivalents at end of year          $188,574   $131,601   $43,813
						                                            ========   ========   =======

	      See accompanying notes to consolidated financial statements.

                            			   AVX CORPORATION AND SUBSIDIARIES
		                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		                          (dollars in thousands, except share data)

1.  Summary of Significant Accounting Policies:
  General:
      AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products. Components sold by the Company are used in virtually all types of electronic products for industries such as telecommunications, computers, automotive, medical and consumer electronics. The consolidated financial statements of AVX Corporation and subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

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

  Property and Equipment:
	Property and equipment are recorded at cost. Machinery and equipment is depreciated on the double-declining balance method for assets placed in service after April 1, 1991, and the straight-line method for assets placed in service before that date. Buildings are depreciated on the straight-line method.
The estimated useful lives used for computing depreciation are as follows: buildings and improvements--10 to 31.5 years, and machinery and equipment--3 to 10 years. Depreciation expense was $80,120, $67,508 and $58,476 for the years ended March 31, 1997, 1996, and 1995, respectively.

	The cost of maintenance and repairs is charged to expense as
incurred.       Upon disposal or retirement, the cost and accumulated
depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

  Goodwill:
	Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition. Any excess of purchase price over such fair value ("Goodwill") is amortized on a straight-line basis over periods ranging from 20 to 40 years. The accumulated amortization as of March 31, 1997 and 1996 was $17,289 and $14,409, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated future undiscounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

  Income Taxes:
	The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 1997, the amount of U.S. taxes on such undistributed earnings would have been approximately $27,000.

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

   Grants:
	The Company's manufacturing and research facilities in the Republic of Ireland and Israel have received capital, employment and research grants from various governmental agencies.
Employment and research grants, which are recognized in earnings in the period in which the related expenditures are incurred, were $750 for the year ended March 31, 1997 and were immaterial for the years ended March 31, 1996 and 1995. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense.

   Use of Estimates:
      Use of estimates and assumptions as determined by management is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

   Research, Development and Engineering:
	Research and development expenditures are expensed when incurred. Research, development and engineering expenses totaled approximately $34,000, $30,000, and $25,000 for the years ended March 31, 1997, 1996, and 1995, respectively, while research and development expenses included in these amounts totaled $18,500, $16,000 and $10,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

    Stock-Based Compensation:
	Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", allows companies to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. The Company has chosen to continue to account for stock-based compensation using the method whereby compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

    Reclassifications:
	Certain prior year amounts have been reclassified to conform to the 1997 presentation.

    New Accounting Standards:
	The Company has adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived
Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after December 15, 1995.
The adoption did not materially affect the Company's financial condition or results of operations.

	In February 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 128("SFAS 128"). The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS 128 is required to be adopted by the Company for periods ending after December 15, 1997. Had the Company been required to adopt SFAS 128 for the periods presented, the adoption would not have impacted diluted or primary earnings per share.

2.  Accounts Receivable:
	Accounts receivable at March 31 consisted of:
                                           						       1997            1996
Trade                                                 $173,414       $159,798
Less, allowance for doubtful accounts, sales returns,
  distributor adjustments and discounts                (18,056)       (20,253)
						                                                --------        --------
					                                                 $155,358       $139,545

	Charges to expense related to such allowances were approximately $58,543, $53,117 and $42,055, and applications to such allowances were approximately $60,991, $50,078 and $37,915 for the years ended March 31, 1997, 1996 and 1995, respectively.

3.  Inventories:
	Inventories at March 31 consisted of:
                                          						 1997       1996
Finished goods                                 $83,711   $75,235
Work in process                                 89,146    77,256
Raw materials and supplies                      75,038    90,664
					                                          -------    ------
					                                         $247,895  $243,155

4.  Debt:
	Long-term debt at March 31 consisted of:
                                                 							1997     1996
Deutschmark loans at 3.37% to 6.25% due through
2000                                                  $13,532   $6,182
Other                                                     -      3,723
						                                                -------  -------
	                                                						13,532    9,905
Less--current maturities                               (1,362)  (1,398)
						                                                -------   -------
						                                                $12,170   $8,507

	The aggregate annual maturities of long-term debt are as follows:

		1998    $ 1,362
		1999      3,139
		2000      9,031
       			-------
		       	$13,532

	Long-term debt includes a 15 million deutchmark loan which has a variable rate of interest based on a market rate plus .25%. At March 31, 1997, this loan had a rate of 3.37%. The remaining loans carry a fixed rate of 6.25%

	Short-term bank debt at March 31, 1997 consists primarily of borrowings incurred by the Company's European subsidiaries under two DM 10.0 million working capital bank facilities and a DM 1.5 million short-term bank facility bearing interest at market rates (between 4.05% and 4.45% at March 31, 1997) which extend through December 1997.

	Interest paid totaled $1,639, $2,452 and $1,881 during the years ended March 31, 1997, 1996, and 1995, respectively.

5.  Income Taxes:

	For financial reporting purposes, after adjustments for certain corporate items, income before income taxes includes the following components:

		                                 			 Years Ended March 31,
                           				   1997          1996             1995

Domestic                        $102,717        $114,011        $ 57,197
Foreign                           75,726          95,069          54,003
                            				--------        --------        --------
			                            	$178,443        $209,080        $111,200

	The provision (benefit) for income taxes consisted of:

			                                          			Years Ended March 31,
			                                         			  1997    1996    1995
Current:
  Federal/State                                $38,186  $55,480  $ 29,754
  Foreign                                       20,084   31,544    12,598
                                          						------  -------  --------
				                                          		58,270   87,024    42,352
Deferred:                                       ------   ------    ------
  Federal/State                                  4,031  (15,680)  (10,006)
  Foreign                                       (5,199)             3,983
                                           					------   ------    ------
				                                          		(1,168) (15,680)   (6,023)
				                                           	 -----   ------    ------
					                                          $57,102  $71,344   $ 36,329
		                                           			======  =======    =======

	Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

						                                             March 31,
                                   					  1997                    1996
Current:                           Assets  Liabilities     Assets  Liabilities
Sales and receivable reserves      $5,317     $   --        $ 6,625    $   --
Inventory reserves                  4,989         --          8,073        --
Accrued expenses                   10,839         --         16,155        --
				                               ------      -------       ------      -----
		                            		  $21,145     $   --        $30,853    $   --

						                                              March 31,
				                                    	 1997                     1996
Non-Current:                      Assets   Liabilities      Assets Liabilities
Property and equipment
depreciation                      $  471      $6,147        $  797     $12,879
Accrued expenses                   1,100       1,251           709       1,252
Other                                         10,674                    14,591
Foreign income tax loss
carryforwards                      7,246                     8,792
			                            	   -----      ------         -----      ------
		                            		   8,817      18,072        10,298      28,722
Valuation allowance               (2,935)                   (4,394)
	                           			  -------     ------        ------      ------
	                            			 $ 5,882     $18,072       $ 5,904     $28,722
	                            			 =======     =======       =======     =======

	A reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as
follows:
                                                 					 		Years Ended March 31,
				                                                  			 1997     1996   1995

U.S. Federal statutory rate                              35.0%   35.0%   35.0%
Increase (decrease) in tax rate resulting from:
  State income taxes, net of federal tax benefit          2.4     .9      1.8
  Taxes at different tax rates on foreign earnings       (2.9)   (1.5)(   2.8)
  Change in valuation allowance                           (.8)   (2.5)    1.9
  Other, net                                             (1.7)    2.2    (3.2)
                                                 							 ----   -----    -----
Effective tax rate                                        32.0   34.1%   32.7%
				                                                 			 =====   =====   =====

	At March 31, 1997, certain of the Company's foreign subsidiaries in Europe had tax net operating loss carryforwards totaling approximately $16,457, most with no expiration date. A portion of the loss carryforwards are in jurisdictions where the Company has ceased or sharply curtailed its operations, thereby limiting its ability to generate future taxable income and utilize such loss carryforwards. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions. The valuation allowance decreased $1,459 during the year ended March 31, 1997 and $5,297 during the year ended March 31, 1996. During fiscal 1997, the Company reached resolution on all outstanding issues related to U.S. income tax returns for the years 1990 through 1994.

	Income taxes paid totaled $72,096, $66,500 and $29,329 during the years ended March 31, 1997, 1996 and 1995, respectively.

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

	The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at March 31:

		                                    				 Assets Exceed          Accumulated
						                                       Accumulated            Benefits
		                                        				 Benefits           Exceed Assets
                                     						 1997       1996        1997        1996

Actuarial present value of
  benefit obligations:
Vested benefits                          $ (49,019)  $(30,295)  $ (6,779)  $(23,840)
Non-vested benefits                           (295)      (104)        -        (507)
Accumulated benefit obligation             (49,314)   (30,399)    (6,779)   (24,347)
Effect of projected future salary
  increases                                (10,882)    (8,069)        -        (917)
Projected benefit obligation               (60,196)   (38,468)    (6,779)   (25,264)
Plan assets at fair value, primarily
  stocks and bonds                          65,695     45,830      2,068     15,003
Projected benefit obligation (in excess
  of) less than plan assets                  5,499      7,362     (4,711)   (10,261)
Unrecognized net (gain) loss                (5,009)    (3,765)       455        967
Prior service cost not yet recognized          631       (209)        -          92
Unrecognized net transition obligation          90        (14)        -         131
(Accrued) prepaid pension cost
  recognized in the balance sheets       $   1,211     $3,374   $ (4,256)   $(9,071)


	The Company's assumptions used in determining the pension assets (liabilities) shown above were as follows:

						                                                Years Ended March 31,
						                                                 1997          1996
Assumptions:
Discount rates                                     6.75-7.75%      7.0%
Increase in compensation                           3.0 - 4.0%      3.0 - 4.0%
Expected long-term rate of return on plan assets   8.0 - 9.0%      7.0 - 9.0%

	Net pension costs related to these pension plans, exclusive of the curtailment gain referred to above, include the following components:

						                                                Years Ended March 31,
                                           						      1997    1996    1995
Service cost                                        $ 1,873  $ 2,030  $ 2,253
Interest cost                                         4,384    4,412    3,988
Actual loss (return) on plan assets                  (6,911) (10,423)   1,683
Net amortization (deferral)                           2,063    6,400   (5,707)
Net periodic pension cost                           $ 1,409  $ 2,419  $ 2,217

  Savings Plans
	The Company maintains retirement savings plans which allow substantially all U.S. employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans for the years ended March 31, 1997, 1996, and 1995, were approximately $5,800, $5,300, and $5,000, respectively.

	The Company sponsors a nonqualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, with the investments held in a separate trust.
The value of the participant's balance fluctuates based on the performance of the investments. At March 31, 1997, the market value of the trust ($1,300) is included as an asset and a liability of the Company in the accompanying balance sheets because the trust assets are available to AVX's general creditors in the event of the Company's insolvency.

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

A summary of the status of the stock option plans as of March
31, 1997 is as follows:

Grant           Options         Options         Exercise       Remaining
Date        Outstanding        Exercisable        Price       Life (Years)
8/14/95      1,110,000          277,500         $25.500         8 1/2
8/12/96        528,500                0         $18.125         9 1/2

	A total of 21,500 and 17,000 options were forfeited during the years ended March 31, 1997 and 1996, respectively, and none were exercised. The calculated fair value at date of grant for each option granted during the years ended March 31, 1997 and 1996 was $6.82 and $8.96, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

						                                           Year Ended March 31,
                                           						    1997         1996
Expected life (years)                                5             5
Interest rate                                      6.70%        6.25%
Volatility                                           35%          30%
Dividend yield                                     1.21%        0.78%


	If the estimated fair value of the options had been recognized as compensation expense over the vesting periods, income before income taxes would have been reduced by $3,099 ($2,523 after income taxes, or $.03 per share) and $1,787 ($1,460 after income taxes, or $.02 per share) for the years ended March 31, 1997 and 1996, respectively.

8.  Commitments and Financial Instruments:

  Commitments
	At March 31, 1997 and 1996, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $24,422 and $42,600, respectively. In connection with an expansion at the Company's manufacturing facility in the Republic of Ireland, capital grants totaling $11,500 have been approved, $8,600 of which had not been received as of March 31, 1997 and are contingent upon the Company spending approximately $28,600 for plant and equipment.

	The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 1997, were as follows:

   Years Ending
	March 31,
	1998                   $ 6,120
	1999                     5,656
	2000                     3,486
	2001                     2,685
	2002                     2,763
	Thereafter               5,053
              			       $25,763

Rental expense for operating leases was $6,390, $4,682, and $3,996 for the years ended March 31, 1997, 1996, and 1995, respectively.

  Financial Instruments

	At March 31, 1997, $25,000 of the Company's intercompany borrowings were denominated in foreign currencies. To reduce the exposure to foreign currency fluctuations, the Company entered into foreign currency swaps which at March 31, 1997 fix a portion of the principal balance of one intercompany loan at $21,000 over a four year period.

	In addition to the U.S. dollar, the Company conducts business in most European currencies and the Japanese yen. The Company's foreign currency contracts related to anticipated sales and purchases generally have maturities that do not exceed six months.

	The Company enters into forward delivery contracts with certain suppliers for certain precious metals used in its production processes.

	The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 1997, the Company believes that its credit risk exposure is not significant.

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

			March 31, 1997  March 31, 1996

		                        	Contract Carrying Unrealized  Contract Carrying  Unrealized
			                         Amount   Amount  Gain (Loss)  Amount  Amount   Gain (Loss)
Off-Balance Sheet
Financial Instruments:
Foreign currency contracts  $81,510  $   -    $ 2,887   $77,738  $   -   $  562
Foreign currency swaps       21,000  (1,166)   (1,166)   30,317             681
Metal delivery contracts      6,225      -      1,225    23,440             616

9.  Transactions With Affiliate:
	The Company's primary businesses include the design, manufacture and sale of ceramic and tantalum capacitors and electronic connectors and the sale and distribution of electronic products manufactured by Kyocera.

	The Company entered into transactions with Kyocera as follows:

                                         						     Years Ended March 31,
					                                          	      1997    1996    1995
Sales:
  Product and equipment sales to affiliates       $ 23,120  $  9,240  $ 4,460
  Subcontracting activities                          2,111     2,365    2,100
  Commissions received                                 236       252       95
  Service fee income                                             120      400
Purchases:
  Purchases of resale inventories, raw materials
	supplies, equipment and services                  234,434   234,612  214,950
  Commissions paid                                     202       171      360
  Rent paid                                            959       909      865
Cost Reimbursements:
  Subcontracting expenses                                              10,400
  Advertising and promotional expenditures                                230
  Research and development                                        442     480
  Other:
  Dividends                                         14,553     17,491  26,250
  Sale of assembly operation in Indonesia                       3,973

	Effective April 1, 1995, the Company sold to Kyocera an assembly operation in Indonesia for $3,973, the equivalent of the Company's net carrying value of such operation. Consistent with Kyocera's arrangements with its other worldwide direct reporting subsidiaries, the Company paid cash dividends equal to approximately 35% of estimated net income during the year ended March 31, 1995 and the quarter ended June 30, 1995. Thereafter, quarterly cash dividends have been paid as approved by the Board of Directors on a per common share basis.

10.  Segment and Geographic Information:

	AVX's manufacture and sale of electronic components is considered one business segment. Information about the Company's operations in different geographic areas is as follows:

                    			    United
Year Ended March 31,        States    Europe     Asia     Other  Elimination    Total
1997:
Net sales to
  customers                 $524,990  $253,493  $345,262  $2,433  $    -      $1,126,178
Net sales between
  geographic areas            96,952   138,260       214  40,186  (275,612)
			                         --------  --------  --------  ------  ---------    ---------
Total net sales              621,942   391,753   345,476  42,619  (275,612)   $1,126,178

Profit from operations       107,634    28,105    29,406   6,801                $171,946
Interest income, net                                                               5,487
Other, net                                                                         1,010
Income before income taxes                                                      $178,443

Identifiable assets          517,563   274,726    88,123  68,895                $949,307

1996:
Net sales to
  customers                 $562,994  $301,509  $341,760  $1,498  $    -       $1,207,761
Net sales between
  geographic areas            89,560   104,425       610  66,380  (260,975)
			                         --------  --------  --------  ------  ---------    ----------
Total net sales              652,554   405,934   342,370  67,878  (260,975)    $1,207,761
Profit from operations        98,526    52,575    43,724   9,856                 $204,681
Interest income, net                                                                2,744
Other, net                                                                          1,655
Income before income taxes                                                       $209,080

Identifiable assets          483,186   261,154    77,231  45,945                 $867,516

1995:
Net sales to
  customers                 $466,696  $230,153  $290,333  $1,711  $   -        $988,893
Net sales between
  geographic areas            73,751    84,458       487  59,155  (217,851)
                             -------   -------   -------  ------  --------      -------
Total net sales              540,447   314,611   290,820  60,866  (217,851)    $988,893
Profit from operations        53,278    21,789    26,195   8,931               $110,193
Interest expense, net                                                              (211)
Other, net                                                                        1,218
Income before income taxes                                                     $111,200

Identifiable assets          338,321   213,983    79,048  39,345               $670,697

The other category consists of Mexico, El Salvador and Israel operations. Sales between geographic areas are priced based on a percentage over cost which allows the selling organization to earn a reasonable profit. Operating profit is total revenue less operating expenses and allocated general corporate expenses. In computing operating profit, interest expenses, interest income, miscellaneous other non-operating income and expenses and income taxes were not deducted.

11.  Environmental Matters and Contingencies:

	The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests.
The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs.
These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation, compliance and legal costs totaled $5,025 at March
31, 1997. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.

12.  Summary of Quarterly Financial Information (Unaudited):

Quarterly financial information for the years ended March 31, 1997 and 1996 is as follows:

			First Quarter                 Second Quarter
		 1997        1996                   1997           1996

Net sales       $268,211  $304,556                $267,909        $307,637
Gross profit      73,286    78,115                  65,795          82,289
Net income        32,467    30,408                  28,153          36,435
Per share            .37       .35                     .32             .42

		  Third Quarter                          Fourth Quarter
		 1997         1996                   1997           1996
Net sales       $289,574   $302,716               $300,484        $292,852
Gross profit      64,633     79,828                 70,601          81,035
Net income        30,051     34,198                 30,670          36,695
Per share            .34        .39                    .35             .42

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

  Stockholders of AVX Corporation

	We have audited the accompanying consolidated balance sheets of AVX Corporation and Subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVX Corporation and Subsidiaries as of March 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

			COOPERS & LYBRAND L.L.P.


Atlanta, Georgia

May 13, 1997