Form 10-K, Exhibit 13
period 1998-03-31
AVX CORP /DE
filed 1998-06-11
CIK 859163

SECURITIES AND EXCHANGE COMMISSION
			       WASHINGTON, D.C. 20549

				AVX Corporation and Subsidiaries
				  Consolidated Balance Sheets
			   (dollars in thousands, except share data)

March 31,                                      1998           1997
Assets
Current assets:
 Cash and cash equivalents                   $201,887       $188,574
 Accounts receivable, net                     139,812        155,358
 Inventories                                  326,787        247,895
 Deferred income taxes                         20,039         21,145
 Other receivables - affiliate                  3,707          3,131
 Prepaid and other                             29,980         22,365
	Total current assets                  722,212        638,468

Property and equipment:
Land                                           10,110         10,028
 Buildings and improvements                   123,668        113,614
 Machinery and equipment                      663,594        588,880
 Construction in progress                      44,313         34,040
					      841,685        746,562
    Accumulated depreciation                 (559,431)      (474,970)
					      282,254        271,592
Goodwill, net                                  33,479         34,913

Other assets                                   10,708          4,334
	Total Assets                       $1,048,653       $949,307
Liabilities and Stockholders' Equity
Current liabilities:
Short-term bank debt                       $    9,887       $ 12,216
Current maturities of long-term debt            2,911          1,362
 Accounts payable:
	Trade                                  39,507         39,399
	Affiliates                             37,800         38,621
 Income taxes payable                          15,650         25,405
 Accrued payroll and benefits                  36,361         34,328
 Accrued expenses                              27,309         30,465
	Total current liabilities             169,425        181,796
Long-term debt                                  8,376         12,170
Deferred income taxes                           8,563         12,190
Other liabilities                              11,405         11,182
	Total Liabilities                     197,769        217,338
Commitments and Contingencies
(Notes 9 and 12)
Stockholders' Equity:
 Preferred stock, par value $.01 per share:
  Authorized, 20,000,000 shares; None
  issued or outstanding
Common stock, par value $.01 per share:           882            880
  Authorized, 300,000,000 shares; issued
  and outstanding,
88,183,500 and 88,000,000 shares for 1998
and 1997, respectively
 Additional paid-in capital                   325,017        319,909
 Retained earnings                            522,410        408,904
 Foreign currency translation adjustment        2,575          2,276
  Total Stockholders' Equity                   850,884        731,969
  Total Liabilities and Stockholders'
  Equity                                    $1,048,653      $949,307

	    See accompanying notes to consolidated financial statements.

		       AVX Corporation and Subsidiaries Consolidated
				    Statements of Income
			 (dollars in thousands, except share data)

Years Ended March 31,             1998          1997            1996
Net sales                    $1,267,653       $1,126,178      $1,207,761
Cost of sales                   970,216          851,863         886,494
Gross profit                    297,437          274,315         321,267
Selling, general and
administrative expenses         110,737          102,369         116,586
Profit from operations          186,700          171,946         204,681
Other income (expense):
  Interest income                11,268            7,536           5,096
  Interest expense               (1,921)          (2,049)         (2,352)
  Other, net                      1,377            1,010           1,655
Income before income taxes      197,424          178,443         209,080
Provision for income taxes       62,773           57,102          71,344
Net income                     $134,651         $121,341        $137,736
Basic and diluted
income per share:                $ 1.53          $  1.38         $  1.58
Weighted average shares
outstanding                  88,109,643       88,000,000       87,175,000

		See accompanying notes to consolidated financial statements.

		    AVX Corporation and Subsidiaries
		 Consolidated Statements of Stockholders' Equity
			  (dollars in thousands)

			   Common Stock                         Foreign
					  Additional             Currency
			    Number           Paid-In  Retained  Translation
			  of Shares  Amount  Capital  Earnings  Adjustment   Total
Balance, March 31, 1995   85,800,000  $858   $267,043  $188,631  $ (266)  $456,266
Issuance of common stock   2,200,000    22     52,866                       52,888
Net income                                              137,736            137,736
Dividends                                               (19,444)           (19,444)
Current year's adjustment                                        (3,446)    (3,446)
Balance, March 31, 1996   88,000,000   880   319,909    306,923  (3,712)   624,000
Net income                                              121,341            121,341
Dividends                                               (19,360)           (19,360)
Current year's adjustment                                         5,988      5,988
Balance, March 31, 1997   88,000,000   880   319,909    408,904   2,276    731,969
Net income                                              134,651            134,651
Dividends                                               (21,145)           (21,145)
Current year's adjustment                                           299        299
Exercise of stock options    183,500     2     4,482                         4,484
Tax benefit of stock
options exercises                                626                           626
Balance, March 31, 1998   88,183,500  $882  $325,017   $522,410  $2,575   $850,884

			See accompanying notes to consolidated financial statements.

				 AVX Corporation and Subsidiaries
			      Consolidated Statements of Cash Flows
				     (dollars in thousands)
Years Ended March 31,                           1998          1997        1996
Operating Activities:
Net income                                  $134,651      $121,341    $137,736
Adjustments to reconcile
 net income to net cash from
  operating activities:
	Depreciation and amortization         87,668        82,242      69,910
	Deferred income taxes                 (2,520)         (911)    (15,680)
	Changes in operating assets
	 and liabilities:
	   Accounts receivable                 11,621       (9,745)    (26,564)
	   Inventories                        (77,053)      (2,912)    (44,862)
	   Accounts payable and
	    accrued expenses                   (3,772)      (5,730)     12,416
	   Income taxes payable                (9,507)     (11,093)     20,351
	   Other assets and liabilities        (4,327)      (5,266)      2,380

Net cash from operating activities             136,761      167,926    155,687
Investing Activities:
	Purchases of property and equipment   (100,374)     (93,954)  (110,487)
	Proceeds from sale of operations
	to affiliate                                                     3,973
	Equity investment                       (5,300)
	Other                                      142        2,347        (79)
Net cash used in investing activities         (105,532)     (91,607)  (106,593)
Financing Activities:
	Repayment of debt                       (3,464)     (10,043)    (3,308)
	Dividends paid                         (21,145)     (19,360)   (19,444)
	Proceeds from issuance of debt           2,197        9,738      8,696
	Exercise of stock options                4,482
	Proceeds from issuance of common stock                          52,888
Net cash from (used in) financing activities   (17,930)     (19,665)    38,832
Effect of exchange rate changes on cash             14          319       (138)
Increase in cash and cash equivalents           13,313       56,973     87,788
Cash and cash equivalents at beginning
of year                                        188,574      131,601     43,813
Cash and cash equivalents at end of year      $201,887     $188,574   $131,601

 See accompanying notes to consolidated financial statements.

			  AVX Corporation and Subsidiaries
		      Notes to Consolidated Financila Statements
		       (dollars in thoudands, except share data)

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

Public Offering:
 From January 1990 through August 15, 1995, the Company was whollyowned by Kyocera Corporation ("Kyocera"). On
August 15, 1995, Kyocera sold 22.9%, or 19,650,000 of the
Company's common shares, and the Company sold an additional 2,200,000 common shares, in a public offering.
As a result, Kyocera currently owns approximately 75% of the Company's common shares.

Cash Equivalents:
 The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:
 Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead.

Property and Equipment:
 Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements-10 to 31.5 years, and machinery and equipment-3 to 10 years. Depreciation expense was $85,858, $80,120 and $67,508 for the years ended March 31,
1998, 1997 and 1996, respectively.
 The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

Goodwill:
 Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition.
Any excess of purchase price over such fair value
("Goodwill") is amortized on a straight-line basis over periods ranging from 20 to 40 years. The accumulated amortization as of March 31, 1998 and 1997 was $19,099 and $17,289, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated future undiscounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

Income Taxes:
 The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 1998, the amount of U.S. taxes on such undistributed earnings would have been approximately $27,700.
Foreign Currency Activity:
 Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of stockholders' equity.
 The Company enters into foreign currency exchange contracts and options to manage exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions. These exchange agreements generally qualify for accounting as designated hedges.
The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

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

Grants:
 The Company receives employment and research grants from various governmental agencies which are recognized in earnings in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense.

Use of Estimates:
 Use of estimates and assumptions as determined by management is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Research, Development and Engineering:
 Research, development and engineering expenses totaled approximately $36,000, $33,000 and $30,000 for the years ended March 31, 1998, 1997 and 1996, respectively, while research and development expenses included in these amounts totaled $21,000, $18,500 and $16,000 for the years ended March 31, 1998, 1997 and 1996, respectively.
Research and development expenditures are expensed when incurred.

Stock-Based Compensation:
Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation", allows companies to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. The Company has chosen to continue to account for stockbased compensation using the method whereby compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

New Accounting Standards:
In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132,
Employers' Disclosure about Pension and Other
Postretirement Benefits ("SFAS No. 132"). SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits and amends SFAS 87, 88 and
106. The Company will be required to adopt SFAS No. 132 for the year ended March 31, 1999. Currently, the Company is evaluating this standard and is uncertain as to the impact it will have on the Company's consolidated financial statements disclosures.
 In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131,
Disclosure about Segments of an Enterprise and Related
Information ("SFAS No. 131"). SFAS No. 131 establishes standards for disclosure of segment information about products and services, geographic areas, major customers and certain interim disclosures of segment information which are not required by accounting standards currently applied by the Company. The Company will be required to adopt SFAS No. 131 for the year ended March 31, 1999.
Currently, the Company is evaluating this standard and the timing of adoption and is uncertain as to the impact it will have on the Company's consolidated financial statements disclosures.
 In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.
130, Reporting Comprehensive Income ("SFAS No. 130").
SFAS No. 130 established standards for reporting and presenting comprehensive income and its components. SFAS
No. 130 is effective for both interim and annual periods beginning after December 15, 1997. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

2.  Earnings Per Share:
 The Company has adopted Statement of Financial Accounting
Standards No. 128 ("SFAS 128"). The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The adoption did not result in a difference between basic and diluted earnings per share for the periods presented.
 Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding for the period which were 88,109,643, 88,000,000 and 87,175,000 for the years ended
March 31, 1998, 1997 and 1996, respectively.
 Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and potential common stock equivalents outstanding for the period which were 88,279,846, 88,038,950 and 87,216,077 for the years ended March 31, 1998, 1997 and 1996, respectively. Stock options are the only common stock equivalents and are therefore considered in the diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

3.  Accounts Receivable:
 Accounts receivable at March 31 consisted of:

						    1998               1997
Trade                                             $163,348          $173,414
Less, allowance for doubtful
accounts, sales returns
distributor adjustments and discounts              (23,536)          (18,056)
						  $139,812          $155,358
 Charges to expense related to such allowances were approximately $93,059, $58,543 and $53,117, and applications to such allowances were approximately $87,746, $60,991 and $50,078 for the years ended March 31,
1998, 1997 and 1996, respectively.

4.  Inventories:
 Inventories at March 31 consisted of:
						     1998            1997
Finished goods                                     $116,811       $ 83,711
Work in process                                     114,827         89,146
Raw materials and supplies                           95,149         75,038
						   $326,787       $247,895
5.  Debt:
Long-term debt at March 31
consisted of:
						   1998           1997
Deutsche mark loans at 3.875% to
6.25% due through 2000                             $11,287      $13,532
Less - current maturities                           (2,911)      (1,362)
						  $  8,376      $12,170

The aggregate annual maturities of long-term
debt are as follows:
1999                                                 $  2,911
2000                                                    8,376
						      $11,287

 Long-term debt includes a 15.0 million deutsche mark loan which has a variable rate of interest based on a market rate plus .25%. At March 31, 1998, this loan had a rate of
3.875%. The remaining loans carry a fixed rate of       6.25%.
 Short-term bank debt at March 31, 1998, consists
primarily of borrowings incurred by the Company's European subsidiaries under two 10.0 million deutsche mark working capital bank facilities and a 5.0 million deutsche mark short-term bank facility bearing interest at market rates
(between 4.05% and      5.25% at March 31, 1998) which extend
through December 1998.
 Interest paid totaled $1,426, $1,639 and $2,452 during the years ended March 31, 1998, 1997 and 1996, respectively.

6.  Income Taxes:
 For financial reporting purposes, after adjustments for
certain corporate items, income before income taxes
includes the following components:
						Years Ended March 31,
					     1998        1997          1996
Domestic                                 $126,236    $102,717      $114,011
Foreign                                    71,188      75,726        95,069
					 $197,424    $178,443      $209,080
The provision (benefit) for income taxes
consisted of:
						 Years Ended March 31,
					     1998        1997          1996

Current:
Federal/State                             $49,075     $38,186      $ 55,480
Foreign                                    17,487      20,084        31,544
					   66,562      58,270        87,024
Deferred:
Federal/State                              (4,362)      4,031       (15,680)
Foreign                                       573      (5,199)
					   (3,789)     (1,168)      (15,680)
					  $62,773     $57,102      $ 71,344

 Deferred taxes reflect the net tax effects of temporary
differences between the carrying amounts of assets and
liabilities for financial reporting purposes and the
amounts used for income tax purposes. Significant
components of the Company's deferred tax assets and
liabilities are as follows:
      March 31,                    1998                      1997
Current:                         Assets   Liabilities      Assets  Liabilities
Sales and receivable reserves $  7,626      $            $ 5,317     $
Inventory reserves               2,990                     4,989
Accrued expenses                 9,423                    10,839
			       $20,039      $            $21,145     $

March 31,                          1998                      1997
Non-
Current:                         Assets   Liabilities      Assets  Liabilities
Property and equipment
depreciation                  $  1,123      $  2,707     $  471      $  6,147
Accrued expenses                 1,330         1,260      1,100         1,251
Other                                         11,638                   10,674
Foreign income tax
loss carryforwards               4,964                    7,246
				 7,417         15,605     8,817        18,072
Valuation allowance               (375)                  (2,935)
			      $  7,042      $  15,605    $5,882       $18,072

A reconciliation between the U.S. Federal statutory
income tax rate and the Company's effective rate for income tax is as follows:
						 Years Ended March 31,
						 1998         1997       1996
U.S. Federal statutory rate                      35.0%        35.0%      35.0%
Increase (decrease) in taxrate resulting from:
State income taxes, net of federal tax benefit    1.7          2.4         .9
Taxes at different tax rates on foreign earnings (3.6)        (2.9)      (1.5)
Change in valuation allowance                                  (.8)      (2.5)
Other, net                                       (1.3)        (1.7)       2.2

Effective tax rate                               31.8%        32.0%      34.1%

 At March 31, 1998, certain of the Company's foreign subsidiaries in Europe had tax net operating loss carryforwards totaling approximately $11,013, most with no expiration date. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions.
The valuation allowance decreased $2,560 during the year ended March 31, 1998 and $1,459 during the year ended
March 31, 1997.
Income taxes paid totaled $76,013, $72,096 and $66,500 during the years ended March 31, 1998, 1997 and 1996, respectively.

7. Employee Retirement Plans:

Pension Plans
 The Company sponsors non-contributory, defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective
December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements.
This change resulted in the Company recognizing a curtailment gain of $500 for the year ended March 31, 1996. The Company's pension plans for certain European salaried employees and certain hourly employees provide for benefits based on a percentage of final pay. The
Company's funding policy is to contribute the statutory required amount to appropriate trust or government funds.

 The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at March 31:

					  Assets Exceed           Accumulated
					   Accumulated              Benefits
					    Benefits             Exceed Assets
					    1998     1997       1998     1997
Actuarial present value of
benefit obligations:
Vested benefits                         $(44,089) $(49,019) $(20,024) $(6,779)
Non-vested benefits                                   (295)     (407)     -
Accumulated benefit obligation           (44,089)  (49,314)  (20,431)  (6,779)
Effect of projected future
salary increases                          (8,237)  (10,882)     (901)      -
Projected benefit obligation             (52,326)  (60,196)  (21,332)  (6,779)
Plan assets at fair value,primarily
stocks and bonds                          61,638    65,695    15,505    2,068
Projected benefit obligation
(in excess of) less than plan assets       9,312     5,499    (5,827)  (4,711)
Unrecognized net (gain) loss              (6,482)   (5,009)   (1,082)     455
Prior service cost not yet recognized        477       631       196        -
Unrecognized net transition obligation       (48 )      90        87        -
(Accrued) prepaid pension
cost recognized in the balance sheets   $  3,259  $  1,211  $ (6,626) $(4,256)

 The Company's assumptions used in determining the pension assets (liabilities) shown above were as follows:

						  Years Ended March 31,
						    1998          1997
Assumptions:
Discount rates                                    6.75-7.0%     6.75-7.75%
Increase in compensation                          3.0-4.0%       3.0-4.0%
Expected long-term rate of return on plan assets  8.0-9.0%       8.0-9.0%

Net pension costs related to these pension plans,
exclusive of the curtailment gain referred to above,
include the following components:
						Years Ended March 31,
						  1998      1997      1996
Service cost                                 $  1,613   $  1,873  $  2,030
Interest cost                                   4,613      4,384     4,412
Actual loss (return) on plan assets            (9,234)    (6,911)  (10,423)
Net amortization                                3,876      2,063     6,400
Net periodic pension cost                    $    868   $  1,409  $  2,419

Savings Plans
 The Company maintains retirement savings plans which
allow eligible employees to defer part of their annual
compensation. Certain contributions by the Company are
discretionary and are determined by the Company's Board of
Directors each year.  The Company's contributions to the
savings plans for the years ended March 31, 1998, 1997 and 1996, were approximately $6,302, $5,800 and $5,300, respectively.
 The Company sponsors a nonqualified deferred compensation
program which permits key employees to annually elect to
defer a portion of their compensation until retirement.  A
portion of the deferral is subject to a matching
contribution by the Company.  The employees select among
various investment alternatives, with the investments held
in a separate trust.  The value of the participant's
balance fluctuates based on the performance of the
investments.  At March 31, 1998, the market value of the
trust $2,058 is included as an asset and a      liability of
the Company in the accompanying balance sheet because the trust assets are available to AVX's general creditors in the event of the Company's insolvency.

8.  Stock Option Plans:
		The Company has two fixed option plans. Under the 1995 Stock Option Plan, as amended, the Company may grant options to employees for the purchase of up to an aggregate of 2,650,000 shares of common stock. Under the Non-Employee Directors' Stock Option Plan, the Company may grant options for the purchase of up to an aggregate of 100,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. All options granted under the 1995 Stock Option Plan and the Non-Employee Directors'
Stock Option Plan vest as to 25% annually commencing on the first anniversary of the date of grant.

 The following table summarizes the transactions of the
Company's stock option plans for the three year period
ended March 31, 1998:
						Number of     Weighted Average
						 Shares        Exercise Price
Unexercised options outstanding  March 31, 1995      -                -
Options granted                                  1,143,000          $25.50
Options exercised                                    -                -
Options forfeited                                  (17,000)         $25.50
Unexercised options outstanding March 31, 1996   1,126,000          $25.50
Options granted                                    534,000          $18.13
Options exercised                                     -                -
Options forfeited                                  (21,500)         $23.61
Unexercised options outstanding March 31, 1997   1,638,500          $23.12
Options granted                                    633,000          $22.09
Options exercised                                 (183,500)         $24.42
Options forfeited                                  (14,325)         $22.54
Unexercised options outstanding March 31, 1998   2,073,675          $22.69

Price Range $25.50-$31.813
(weighted average contractual life of 7.6 years) 1,079,550          $26.26
Price Range $18.13-$19.50
(weighted average contractual life of 9.1 years   )994,125          $18.82

Exercisable options:
March 31, 1996                                       -                  -
March 31, 1997                                     277,500          $25.50
March 31, 1998                                     534,250          $24.07

 The calculated fair value at date of grant for each option granted during the years ended March 31, 1998, 1997 and 1996 was $8.59 to $14.48, $6.82 and $8.96,
respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

Year Ended March 31,                   1998          1997          1996
Expected life (years)                    5             5             5
Interest rate                          6.6%           6.7%         6.25%
Volatility                              45%            35%           30%
Dividend yield                      0.75-1.23%       1.21%         0.78%

 If the estimated fair value of the options had been recognized as compensation expense over the vesting periods, income before income taxes would have been reduced by $4,127 ($3,408 after income taxes or $.04 per share), $3,099 ($2,523 after income taxes, or $.03 per share) and $1,787 ($1,460 after income taxes, or $.02 per share) for the years ended March 31, 1998, 1997 and 1996, respectively.

9.  Commitments and Financial Instruments:

Commitments
 At March 31, 1998 and 1997, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $26,188 and $24,422, respectively. In connection with an expansion at the Company's manufacturing facility in the Northern
Ireland, capital grants totaling $11,500 have been approved, $3,000 of which had not been received as of March 31, 1998 and are contingent upon the Company spending approximately $12,100 for plant and equipment.

 The Company is a lessee under long-term operating leases
primarily for office space, plant and equipment.  Future minimum lease commitments under non-cancelable operating leases as
of March 31, 1998, were as follows:
Years Ending March 31,
 1999                        $  6,059
 2000                           5,492
 2001                           5,162
 2002                           4,443
 2003                           3,299
 Thereafter                     7,861
			      $32,316
Rental expense for operating leases was $6,440, $6,390 and $4,682 for the years ended March 31, 1998, 1997 and 1996, respectively.

Financial Instruments
 At March 31, 1997, $20,000 of the Company's intercompany borrowings by a European subsidiary were denominated in U.S. dollars. To reduce the exposure to foreign currency fluctuations, the subsidiary entered into foreign currency swaps which at March 31, 1998 fixed approximately 80% of the principal balance of the intercompany borrowings in U.K. sterling.
 In addition to the U.S. dollar, the Company conducts business in most European currencies and the Japanese yen. The Company's foreign currency contracts related to anticipated sales and purchases generally have maturities that do not exceed six months.

 The Company enters into forward delivery contracts with certain suppliers for certain precious metals used in its production processes.

 The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 1998, the Company believes that its credit risk exposure is not significant.
 The following disclosure of the estimated fair value of financial instruments has been determined by the Company, using available market information and appropriate valuation methodologies.
 The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and longterm debt approximate carrying value based on their effective interest rates compared to current market rates.
 March 31, 1998             March 31, 1997
Contract  Carrying  Unrealized  Contract Carrying  Unrealized
Amount    Amount   Gain (Loss) Amount    Amount   Gain (Loss)
Off-Balance Sheet
Financial Instruments:
Foreign currency
 contracts            $26,541 $   -    $  259  $81,510  $  -    $2,887
Foreign currency
 swaps                 16,000 (1,474)  (1,474)  21,000  (1,166) (1,166)
Metal delivery
 contracts             25,014     -     8,016    6,225     -     1,225

10.  Transactions With Affiliate:
 The Company's primary businesses include the design, manufacture and sale of ceramic and tantalum capacitors and electronic connectors and the sale and distribution of electronic products manufactured by Kyocera.

The Company entered into transactions with Kyocera as follows:
						Years Ended March 31,

						1998         1997         1996
Sales:
 Product and equipment sales to affiliates     $ 25,725     $ 23,120   $ 9,240
 Subcontracting activities                        1,679        2,111     2,365
 Commissions received                               438          236       252
 Service fee income                                                        120
Purchases:
 Purchases of resale inventories, raw materials
  supplies, equipment and services               266,568     234,434   234,612
 Commissions paid                                     87         202       171
 Rent paid                                         1,137         959       909
Other:
 Research and development reimbursements                                   442
 Dividends paid                                   15,883      14,553    17,491
 Sale of assembly operation in Indonesia                                 3,973

 Effective April 1, 1995, the Company sold to Kyocera an assembly operation in Indonesia for $3,973, the equivalent of the Company's net carrying value of such operation.
Consistent with Kyocera's arrangements with its other worldwide direct reporting subsidiaries, the Company paid cash dividends equal to approximately 35% of estimated net income during the quarter ended June 30, 1995. Thereafter, quarterly cash dividends have been paid as approved by the Board of Directors on a per common share basis.

11.  Segment and Geographic Information:
AVX's manufacture and sale of electronic components is considered one business segment. Information about the Company's operations in different geographic areas is as follows:

Year Ended
 March 31,       United States Europe    Asia    Other  Elimination   Total
1998:
Net sales to
 customers         $607,064    $291,709 $364,300 $ 4,580 $   -      $1,267,653
Net sales between
geographic areas    120,951     156,839           51,209 (328,999)
Total net sales     728,015     448,548  364,300  55,789 (328,999)  $1,267,653
Profit from
 operations         133,986      14,125   26,205  12,384            $  186,700
Interest  income,
 net                                                                     9,347
Other, net                                                               1,377
Income before
income taxes                                                        $  197,424
Identifiable assets 536,458     337,263   96,274  78,658            $1,048,653

Year Ended
 March 31,      United States Europe   Asia      Other  Elimination    Total
1997:
Net sales to
 customers         $522,879  $253,493 $345,262 $  4,544 $  -        $1,126,178
Net sales between
 geographic areas    96,952   138,260      214   40,186  (275,612)
Total net sales     619,831   391,753  345,476   44,730  (275,612)  $1,126,178
Profit from
 operations         107,634    28,105   29,406    6,801             $  171,946
Interest income,
 net                                                                     5,487
Other, net                                                               1,010
Income before
 income taxes                                                       $  178,443
Identifiable assets 517,563   274,726  88,123    68,895             $  949,307

Year Ended
 March 31,    United States  Europe   Asia     Other    Elimination     Total
1996:
Net sales to
 customers         $561,162  $301,509  $341,760  $ 3,330  $  -      $1,207,761
Net sales between
 geographic areas    89,560   104,425       610   66,380  (260,975)
Total net sales     650,722   405,934   342,370   69,710  (260,975) $1,207,761
Profit from
 operations         102,858    58,099    43,724                     $  204,681
Interest income,
 net                                                                     2,744
Other, net                                                               1,655
Income before
 income taxes                                                       $  209,080
Identifiable assets 483,186   261,154    77,231   45,945            $  867,516

 The other category consists of the Mexico, El Salvador and Israel operations. Sales between geographic areas are priced based on a percentage over cost which allows the selling organization to earn a reasonable profit. Operating profit is total revenue less operating expenses and allocated general corporate expenses. In computing operating profit, interest expenses, interest income, miscellaneous other non-operating income and expenses and income taxes were not deducted.

12.  Environmental Matters and Contingencies:
 The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests. The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation, compliance and legal costs totaled $4.1 million at March 31, 1998. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.

13.  Subsequent Event:
In April 1998, the Company agreed to acquire the passive component businesses of Thomson-CSF for $15 million in addition to approximately $50 million of intercompany debt repayments. The businesses include film capacitors, ferrites, high energy and high voltage power capacitors, ceramic capacitors, varistors and non-linear resistors.
Annual sales for last year for these businesses were approximately $135 million. The operations include production facilities in France, Malaysia, Taiwan and Brazil. AVX believes that some of the TPC products offer unique opportunities to expand and grow the business using our marketing and sales expertise.

14.  Summary of Quarterly Financial Information
(Unaudited):

 Quarterly financial information for the years ended March 31,
1998
and 1997 is as follows:
					First Quarter       Second Quarter
				      1998      1997        1998      1997
Net sales                            $313,807  $268,211  $329,224  $267,909
Gross profit                           78,080    73,286    79,318    65,795
Net income                             34,935    32,467    36,730    28,153
Basic and diluted earnings per share    .40       .37       .41        .32

					Third Quarter       Fourth Quarter
					1998      1997       1998       1997
Net sales                            $319,651  $289,574    $304,971  $300,484
Gross profit                           74,173    64,633      65,866    70,601
Net income                             33,329    30,051      29,657    30,670
Basic and diluted earnings per share    .38       .34          .34       .35

Report of Independent Accountants
To the Board of Directors and Stockholders of AVX Corporation
 We have audited the accompanying consolidated balance sheets of AVX Corporation and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVX Corporation and Subsidiaries as of March 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
March 31, 1998, in conformity with generally accepted accounting principles.
Atlanta, Georgia
May 13, 1998