Form 10-K, Exhibit 13
period 1999-03-31
AVX CORP /DE
filed 1999-06-14
CIK 859163

			AVX Corporation and Subsidiaries
			  Consolidated Balance Sheets
		    (dollars in thousands, except share data)

March 31,                                                1999             1998
Assets
Current assets:

Cash and cash equivalents                            $   173,106   $   201,887
 Accounts receivable, net                                157,331       139,812
 Inventories                                             277,393       326,787
 Deferred income taxes                                    21,895        20,039
 Other receivables                                         2,738         3,707
 Prepaid and other                                        31,072        29,980
  Total current assets                                   663,535       722,212
Property and equipment:
 Land                                                     12,287        10,110
 Buildings and improvements                              142,661       123,668
 Machinery and equipment                                 730,574       663,594
 Construction in progress                                 58,692        44,313
							 944,214       841,685
Accumulated depreciation                                (639,966)     (559,431)
							 304,248       282,254
Goodwill, net                                             78,790        33,479
Other assets                                              11,467        10,708
	  Total Assets                               $ 1,058,040   $ 1,048,653
Liabilities and Stockholders' Equity

Current liabilities:
Short-term bank debt                                 $    20,944   $     9,887
  Current maturities of long-term debt                       148         2,911
  Accounts payable:
   Trade                                                  46,737        39,507
   Affiliates                                             30,689        37,800
Income taxes payable                                      11,995        15,650
Accrued payroll and benefits                              23,112        36,361
Accrued expenses                                          58,657        27,309
	 Total current liabilities                       192,282       169,425
Long-term debt                                            12,714         8,376
Deferred income taxes                                      6,115         8,563
Other liabilities                                         16,288        11,405
	 Total Liabilities                               227,399       197,769
Commitments and contingencies (Notes 10 and 13)
Stockholders' Equity
 Preferred stock, par value $.01 per share:                    -             -
   Authorized, 20,000,000 shares; None issued and outstanding


 Common stock, par value $.01 per share:                     882           882
   Authorized, 300,000,000 shares; issued and outstanding, 88,184,125 and 88,183,500 shares for 1999 and 1998, respectively

 Additional paid-in capital                              325,028       325,017
Retained earnings                                        541,267       522,410
Accumulated other comprehensive income (loss)
							  (4,789)        2,575
Common stock in treasury, at cost, 1,929,100 shares      (31,747)            -
      Total Stockholders' Equity                         830,641       850,884
      Total Liabilities and Stockholders' Equity     $ 1,058,040   $ 1,048,653

	  See accompanying notes to consolidated financial statements.

			   AVX Corporation and Subsidiaries
			   Consolidated Statements of Income
			 (dollars in thousands, except share data)

Years Ended March 31,                           1999         1998         1997
Net sales                                $  1,245,473  $ 1,267,653  $ 1,126,178
Cost of sales                               1,078,064      970,216      851,863
  Gross profit                                167,409      297,437      274,315
Selling, general and
 administrative expenses                      114,104      110,737      102,369
Profit from operations                         53,305      186,700      171,946
Other income (expense):
  Interest income                               7,946       11,268        7,536
  Interest expense                             (2,228)      (1,921)      (2,049)
  Other, net                                    1,719        1,377        1,010
Income before income taxes                     60,742      197,424      178,443
Provision for income taxes                     19,226       62,773       57,102
Net income                               $     41,516  $   134,651  $   121,341

Basic and diluted income per share       $       0.48  $      1.53  $      1.38
Weighted average common shares
outstanding                                87,066,028   88,109,643   88,000,000

      See accompanying notes to consolidated financial statements.

			 AVX Corporation and Subsidiaries
		  Consolidated Statements of Stockholders' Equity
			     (dollars in thousands)

				 Common Stock                                     Accumulated
							  Additional               Other                 Current Year's
			  Number              Treasury      Paid-In   Retained  Comprehensive             Comprehensive
			 Of Shares    Amount    Stock       Capital   Earnings   Income(Loss)    Total    Income
Balance, March 31, 1996  88,000,000  $ 880   $    -       $  319,909 $  306,923  $   (3,712) $   624,000
Net income                                                              121,341                  121,341  $121,341
Other comprehensive
income                                                                                5,988        5,988     5,988
Dividends                                                               (19,360)                 (19,360)

Balance, March 31, 1997  88,000,000    880        -          319,909    408,904       2,276      731,969  $127,329
Net income                                                              134,651                  134,651  $134,651
Other comprehensive
income                                                                                  299          299       299
Dividends                                                               (21,145)                 (21,145)
Exercise of stock
options                     183,500      2                     4,482                               4,484
Tax benefit of stock
option exercises                                                 626                                 626

Balance, March 31, 1998  88,183,500    882        -          325,017    522,410       2,575      850,884  $134,950
Net income                                                               41,516                   41,516  $ 41,516
Other comprehensive
income (loss)                                                                        (7,364)      (7,364)   (7,364)
Dividends                                                               (22,659)                 (22,659)
Exercise of stock
options                         625                               11                                  11
Treasury stock purchased (1,929,100)           (31,747)                                          (31,747)

Balance, March 31, 1999  86,255,025  $ 882   $ (31,747)   $  325,028  $  541,267 $   (4,789)    $830,641  $ 34,152

		   See accompanying notes to consolidated financial statements.
25

			     AVX Corporation and Subsidiaries
			  Consolidated Statements of Cash Flows
				(dollars in thousands)

Years Ended March 31,                             1999        1998       1997
Operating Activities:
Net income                                    $  41,516  $  134,651  $ 121,341
Adjustment to reconcile net income to net
cash from operating activities:
 Depreciation and amortization                   94,728      87,668     82,242
 Deferred income taxes                           (4,305)     (2,520)      (911)
 Changes in operating assets and liabilities,
 net of effects of business acquired:
  Accounts receivable                             2,269      11,621     (9,745)
  Inventories                                    70,256     (77,053)    (2,912)
  Accounts payable and accrued expenses         (20,804)     (3,772)    (5,730)
  Income taxes payable                           (3,318)     (9,507)   (11,093)
  Other assets and liabilities                    4,061      (4,327)    (5,266)
Net cash from operating activities              184,403     136,761    167,926
Investing Activities:
 Purchases of property and equipment            (97,715)   (100,374)   (93,954)
 Equity investments                                          (5,300)
 Business acquired, net of cash                 (58,027)
 Other                                               65         142      2,347
Net cash used in investing activities          (155,677)   (105,532)   (91,607)
Financing Activities:
 Proceeds from issuance of debt                  19,596       2,197      9,738
 Repayment of debt                              (22,675)     (3,464)   (10,043)
 Dividends paid                                 (22,659)    (21,145)   (19,360)
 Purchase of treasury stock                     (31,747)
 Exercise of stock options                           11       4,482
Net cash used in financing activities           (57,474)    (17,930)   (19,665)
Effect of exchange rate on cash                     (33)         14        319
Increase (decrease) in cash and cash
equivalents                                     (28,781)     13,313     56,973
Cash and cash equivalents at beginning
of period                                       201,887     188,574    131,601
Cash and cash equivalents at end of period   $  173,106  $  201,887  $ 188,574


	  See accompanying notes to consolidated financial statements.

			  AVX Corporation and Subsidiaries
		     Notes to Consolidated Financial Statements
		      (dollars in thousands, except share data)

1. Summary of Significant Accounting Policies:
General:

  AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and interconnect products. Components sold by the Company are used in virtually all types of electronic products for industries such as telecommunications, computers, automotive, medical and consumer electronics. The consolidated financial statements of AVX Corporation and its subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

  Other investments for which the Company does not control the financial and operational direction, are either accounted for using the equity method or are recorded at cost.

  Public Offering:

  From January 1990 through August 15, 1995, the Company was wholly-owned by Kyocera Corporation ("Kyocera"). On August 15, 1995, Kyocera sold 22.9%, or 19,650,000 of the Company's common shares, and the Company sold an additional 2,200,000 common shares, in a public offering. Kyocera currently owns approximately 77% of the Company's outstanding common shares.

Cash Equivalents:

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:

  Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead.

  Property and Equipment:

  Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements-10 to 31.5 years, and machinery and equipment-3 to 10 years. Depreciation expense was $90,858, $85,858 and $80,120 for the years ended March 31, 1999, 1998 and 1997, respectively.

  The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

Goodwill:

  Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition. Any excess of purchase price over such fair value ("Goodwill") is amortized on a straight-line basis over periods ranging from 20 to 40 years. The accumulated amortization as of March 31, 1999 and 1998 was $22,972 and $19,099, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated future undiscounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

Income Taxes:

  Deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 1999, the amount of U.S. taxes on such undistributed earnings would have been approximately $39,178.

Foreign Currency Activity:

  Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of accumulated comprehensive income.

  The Company enters into foreign currency exchange contracts and swaps to manage exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions. These exchange agreements generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

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

Grants:
  The Company receives employment and research grants from various non-US governmental agencies which are recognized in earnings in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense.

Use of Estimates:
  The consolidated financial statements are prepared on the basis of generally accepted accounting principles. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at March 31, 1999 and 1997 and reported amounts of revenues and expenses for each of the three years in the period ended March 31, 1999. Actual results could differ from those estimates and assumptions.

Research, Development and Engineering:
  Research, development and engineering expenses totaled approximately $42,000, $36,000 and $33,000 for the years ended March 31, 1999, 1998 and
1997, respectively, while research and development expenses included in these amounts totaled $20,622, $21,001 and $18,558 for the years ended March 31, 1999, 1998 and 1997, respectively. Research and development expenditures are expensed when incurred.

Stock-Based Compensation:

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, allows companies to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. The Company has chosen to continue to account for stock-based compensation using the method whereby compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Treasury Stock:
  In January 1998, the Company's Board of Directors approved a stock repurchase program whereby up to 2.2 million shares of common stock may be purchased from time to time at the discretion of management. As of March 31, 1999 the Company had purchased 1,929,100 shares at a cost of $31,747. The repurchased shares are held as treasury stock and are available for general corporate purposes.

New Accounting Standards:
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will be required to adopt SFAS No. 133 for the quarter ended June 30, 2000. Currently, the Company is evaluating this standard and the impact it will have on the Company's consolidated financial statements.

2. Earnings Per Share:
  Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the dilutive effect of potential common stock equivalents during the period.

  The basic weighted average number of shares of common stock outstanding for the period were 87,066,028, 88,109,643 and 88,000,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

  The diluted weighted average number of shares of common stock and potential common stock equivalents outstanding for the period were 87,083,500, 88,279,846 and 88,038,950 for the years ended March 31, 1999, 1998 and 1997, respectively. Stock options are the only common stock equivalents and are therefore considered in the diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

3. Comprehensive Income:
  The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). The statement requires disclosure of total non-shareowner changes in equity. Total non-shareowner changes in equity include all changes in equity during a period except those resulting from investments by and distributions to shareowners.

  The Company's total comprehensive income was $34,152, $134,950 and $127,329 for the years ended March 31, 1999, 1998 and 1997, respectively. The only adjustment to net income in the periods was for foreign currency translation adjustments.


4. Accounts Receivable:
  Accounts receivable at March 31 consisted of:              1999       1998
   Trade                                                  $183,033   $163,348
Less: allowances for doubtful accounts, sales
returns distributor adjustments and discounts              (25,702)   (23,536)
							  $157,331   $139,812

  Charges to expense related to such allowances were approximately $111,813, $93,059 and $58,543, and applications to such allowances were approximately $109,558, $87,746 and $60,991 for the years ended March 31, 1999, 1998 and
1997, respectively.

5. Inventories:
  Inventories at March 31 consisted of:                   1999         1998
Finished goods                                         $ 91,551      $116,811
Work in process                                          96,604       114,827
Raw materials and supplies                               89,238        95,149
						       $277,393      $326,787

6. Debt:
  Long-term debt at March 31 consisted of:                1999         1998
Deutsche mark loans at 3.29-6.25%  due through 2001     $12,862       $11,287
Less - current maturities                                  (148)       (2,911)
							$12,714        $8,376

  As of March 31, 1999, $8.3 million of long-term deutsche mark debt originally scheduled to mature on January 1, 2000 has been excluded from current maturities of long-term debt based on the Company's intent and ability to extend the facilities.

  The aggregate annual maturities of long-term debt are as follows:
				2000         $   148
				2001          11,080
				2002           1,634
					     $12,862

  Long-term debt includes 15.0 million and 5.0 million of deutsche mark loans which have variable rates of interest based on a market rate plus .25%. At March 31, 1999, these loans had a rate of 3.29%. The remaining loans of 3.0 million and .25 million deutsche marks carry fixed rates of 4.5% and 6.25%, respectively.

  Short-term bank debt at March 31, 1999, consists primarily of borrowings incurred by the Company's European subsidiaries under 15.0 million and 10.0 million deutsche mark short-term working capital bank facilities bearing interest at market rates (between 3.09% and 4.4% at March 31, 1999) which extend through April 1999 and June 1999, respectively. In addition, the Company has two 50.0 million French franc working capital bank facilities bearing interest at market rates (3.42% as of March 31, 1999) which extended through June 1999.

  Interest paid totaled $1,575, $1,426 and $1,639 during the years ended March 31, 1999, 1998 and 1997, respectively.

7. Income Taxes:

  For financial reporting purposes, after adjustments for certain corporate items, income before income taxes includes the following components:
					       Years Ended March 31,
					     1999         1998        1997
Domestic                                  $24,089     $126,236    $102,717
Foreign                                    36,653       71,188      75,726
					  $60,742     $197,424    $178,443

  The provision (benefit) for income taxes consisted of:
		Years Ended March 31,        1999         1998        1997
Current:
Federal/State                             $13,573      $49,075     $38,186
Foreign                                    13,096       17,487      20,084
					   26,669       66,562      58,270
Deferred:
Federal/State                              (7,709)      (4,362)      4,031
Foreign                                       266          573      (5,199)
					   (7,443)      (3,789)     (1,168)
					  $19,226      $62,773     $57,102

  Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:
    March 31,                           1999                     1998
Current:
				Assets    Liabilities    Assets    Liabilities
Sales and receivable reserves $  9,489     $  --        $   7,626   $  --
Inventory reserves               3,441        --            2,990      --
Accrued expenses                 8,965        --            9,423      --
			      $ 21,895     $  --        $  20,039   $  --

Non-current:
Property and equipment
depreciation                  $   690      $  2,002     $   1,123   $  2,707
Accrued expenses                2,422         1,252         1,330      1,260
Other                             --          7,934           --      11,638
Foreign income tax loss
carryforwards                  18,412          --           4,964       --
			       21,524        11,188         7,417     15,605
Valuation allowance           (16,451)         --            (375)      --
			      $ 5,073      $ 11,188     $   7,042   $ 15,605

 A reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as follows:

	Years Ended March 31,                     1999      1998       1997
U.S. Federal statutory rate                       35.0%      35.0%     35.0%
Increase (decrease) in tax rate
resulting from:
State income taxes, net of federal benefit         1.0        1.7       2.4
Taxes at different tax rates on foreign earnings  (9.5)      (3.6)     (2.9)
Change in valuation allowance                     10.4                  (.8)
Other, net                                        (5.2)      (1.3)     (1.7)
Effective tax rate                                31.7%      31.8%     32.0%

  At March 31, 1999, certain of the Company's foreign subsidiaries in Europe had tax net operating loss carryforwards totaling approximately $53,428, most with no expiration date. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions. The valuation allowance increased $16,076 during the year ended March 31, 1999, $8,500 of which was due to the pre-acquisition operating loss carryforwardsof TPC, and decreased $2,560 during the year ended March 31, 1998.

  Income taxes paid totaled $26,084, $76,013 and $72,096 during the years ended March 31, 1999, 1998 and 1997, respectively.

8. Employee Retirement Plans:

Pension Plans:

  The Company sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. The Company's pension plans for certain European employees provide for benefits based on a percentage of final pay. The Company's funding policy is to contribute the statutory required amount to the appropriate trust or government funds.

  The change in the benefit obligation and plan assets of the U.S. and non-U.S. defined benefit plans for 1999 and 1998 were as follows:

					   U.S. Plans      International Plans
Years ended March 31,                1999       1998        1999        1998
Change in benefit obligation:
Benefit obligation at beginning
of year                           $23,187     $21,442      $50,471    $43,483
Service cost                          306         181        2,438      2,358
Interest cost                       1,538       1,511        3,517      3,102
Plan participants' contributions        0           0          942        926
Actuarial loss (gain)                (854)      1,055        2,303      1,971
Benefits paid                      (1,074)     (1,002)      (1,904)    (1,369)
Benefit obligation at end of year  23,103      23,187       57,767     50,471

Change in plan assets:
Fair value of plan assets at
beginning of year                  23,813      19,702      53,330      46,306
Actual return on assets             2,652       4,903       4,331       7,124
Employer contributions                  0         252       1,485         561
Plan participants' contributions        0           0         942         926
Benefits paid                      (1,074)     (1,002)     (1,904)     (1,369)
Other expenses                          0         (42)       (370)       (218)
Fair value of plan assets at
end of year                        25,391      23,813      57,814      53,330
Funded status                       2,288         626          47       2,859
Unrecognized actuary loss (gain)   (3,613)     (2,249)     (2,093)     (5,314)
Unrecognized prior service cost       174         196         426         477
Unrecognized transition obligation     65          87          54         (49)
Prepaid (accrued) benefit cost    $(1,086)    $(1,340)    $(1,566)    $(2,027)

 The Company's assumptions used in determining the pension assets (liabilities) shown were as follows:

  March 31,                            1999        1998         1997
Assumptions:
Discount rates                       6.00-7.0%   6.75-7.0%   6.75%-7.75%
Increase in compensation            2.50-3.50%    3.0-4.0%      3.0-4.0%
Expected long-term rate of
return on plan assets                7.50-9.0%    8.0-9.0%      8.0-9.0%

  Net pension cost related to these pension plans include the following components:
      Years ended March 31,                  1999      1998         1997
Service cost                             $   2,744  $   2,539    $   2,745
Plan participants' contributions              (942)      (926)        (872)
Interest cost                                5,055      4,613        4,384
Expected return on plan assets              (6,748)    (7,816)      (4,837)
Amortization of prior service cost              51         73           10
Amortization of transition obligation           43         43           22
Recognized actuarial loss (gain)               364      2,342          (43)
Net periodic pension cost                $     567  $     868    $   1,409
Savings Plans:

  The Company sponsors retirement savings plans which allow eligible employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans in the United States and Europe for the years ended March 31, 1999, 1998 and 1997, were approximately $6,272, $6,302 and $5,800, respectively.

  The Company sponsors nonqualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, with the investments held in a separate trust. The value of the participant's balance fluctuates based on the performance of the investments. At March 31, 1999, the market value of the trust, $2,503, is included as an asset and a liability of the Company in the accompanying balance sheet because the trust assets are available to AVX's general creditors in the event of the Company's insolvency.

9. Stock Based Compensation:

  The Company has two fixed option plans. Under the 1995 Stock Option Plan, as amended, the Company may grant options to employees for the purchase of up to an aggregate of 2,650,000 shares of common stock. Under the Non-Employee Directors' Stock Option Plan, as amended, the Company may grant options for the purchase of up to an aggregate of 250,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under the 1995 Stock Option Plan vest as to 25% annually and options granted under the Non-Employee Directors' Stock Option Plan vest as to one third annually.
  The following table summarizes the transactions of the Company's stock option plans for the three year period ended March 31, 1999:
						   Number of    Weighted Average
						     Shares     Exercise Price
  Unexercised options outstanding - March 31, 1996  1,126,000       $25.50
Options granted                                       534,000       $18.13
Options exercised                                        -             -
Options forfeited                                     (21,500)      $23.61
Unexercised options outstanding - March 31, 1997    1,638,500       $23.12
Options granted                                       633,000       $22.09
Options exercised                                    (183,500)      $24.42
Options forfeited                                     (14,325)      $22.54
Unexercised options outstanding - March 31, 1998    2,073,675       $22.69
Options granted                                       458,300       $16.09
Options exercised                                        (625)      $18.13
Options forfeited                                    (203,275)      $20.26
Unexercised options outstanding - March 31, 1999    2,328,075       $21.20

  Price Range $25.50-$31.813 (weighted average
   contractual life 6.5 years)                        951,250       $25.80
  Price Range $15.0-$19.94 (weighted average
   contractual life 8.5 years)                      1,376,825       $18.02
Exercisable options:
March 31, 1997                                        277,500       $25.50
March 31, 1998                                        534,250       $24.07
March 31, 1999                                      1,051,881       $23.20


  The calculated fair value at date of grant for each option granted during the years ended March 31, 1999, 1998 and 1997 was $6.35 to $8.59, $8.59 to
$14.48 and $6.82, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:
	Year  Ended March 31               1999        1998         1997
Expected life (years)                        5            5           5
Interest rate                               6.6%        6.6%         6.7%
Volatility                                   45%         45%          35%
Dividend yield                            1.23-1.63%   0.75-1.23%   1.21%

  If the estimated fair value of the options had been recognized as compensation expense over the vesting periods, income before income taxes would have been reduced by $4,839 ($3,980 after income taxes or $.05 per share), $4,127 ($3,408 after income taxes, or $.04 per share) and $3,099 ($2,523 after income taxes, or $.03 per share) for the years ended March 31, 1999, 1998 and 1997, respectively.

10. Commitments and Financial Instruments:

  Commitments:
  At March 31, 1999, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $21,840 . In connection with an expansion at the Company's manufacturing facility in the Northern Ireland, capital grants totaling $11,500 have been approved, $1,700 of which had not been received as of March 31, 1999 and are contingent upon the Company spending approximately $5,700 for plant and equipment.

  The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 1999, were as follows:

Years Ending March 31,
		       2000        $8,532
		       2001         6,848
		       2002         6,228
		       2003         6,214
		       2004         6,724
		 Thereafter        13,825


  Rental expense for operating leases was $9,634, $6,440 and $6,390 for the years ended March 31, 1999, 1998 and 1997, respectively.

  Financial Instruments:

  At March 31, 1999, $11,000 of the Company's intercompany borrowings by a European subsidiary were denominated in U.S. dollars. To reduce the exposure to foreign currency fluctuations, the subsidiary entered into foreign currency swaps which at March 31, 1999 fixed principal balance of the intercompany borrowings in U.K. sterling.

  In addition to the U.S. dollar, the Company conducts business in most European currencies and the Japanese yen. The Company's foreign currency contracts related to anticipated sales and purchases generally have maturities that do not exceed six months.

  The Company enters into forward delivery contracts with certain suppliers for certain precious metals used in its production processes.

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 1999, the Company believes that its credit risk exposure is not significant.

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

                             	March 31, 1999          March 31, 1998
              		     Contract Carrying Unrealized Contract Carrying Unrealized
		                     Amount   Amount Gain (Loss)  Amount  Amount   Gain (Loss)
Off-Balance Sheet
Financial Instruments:
Foreign currency
contracts              $46,968 $  -     $ (266)    $26,541  $   -     $   259
Foreign currency swaps  11,000  (570)     (570)     16,000   (1,474)   (1,474)
Metal delivery
contracts                  -       -       -        25,014       -      8,016

11. Transactions With Affiliate:

  The Company's businesses include the sale and distribution of electronic products manufactured by Kyocera.
  The Company entered into transactions with Kyocera as follows:
						                                            Years Ended March 31,
                                         						 1999         1998      1997
Sales:
Product and equipment sales to affiliates       $14,247     $25,725   $23,120
Subcontracting activities                         2,103       1,679     2,111
Commissions received                                 78         438       236
Purchases:
Purchases of resale inventories,
raw materials supplies, equipment and services  245,504     266,568   234,434
Commissions paid                                     72          87       202
Rent paid                                         1,141       1,137       959
Other:
Dividends paid                                   17,200      15,883    14,553

12. Segment and Geographic Information:

  The Company has three reportable operating segments: Passive Components, Connectors and Research and Development. The Company is organized, exclusive of research and development, on the basis of products being separated into six units. Five of the units which manufacture or distribute ceramic, tantalum, film and power capacitors, ferrites and other passive devices have been aggregated into the segment "Passive Components".

  The Company evaluates performance of its segments based upon sales and operating profit. There are no intersegment revenues. For determining segment assets, cash and accounts receivable, which are centrally managed, are not readily allocable to operating segments.

  The tables below present information about reported segments for the years ended March 31,
	1999    1998    1997
Net sales:
Passive components                        $1,129,714  $1,160,428   $1,036,096
Connectors                                   115,759     107,225       90,082
Research & development                         -           -             -
Total                                     $1,245,473  $1,267,653   $1,126,178

Operating profit:
Passive components                           $67,257    $211,416     $196,104
Connectors                                    18,806      10,950        3,745
Research & development                       (20,622)    (21,001)     (18,558)
Corporate administration                     (12,136)    (14,665)      (9,345)
Total                                        $53,305    $186,700     $171,946

Depreciation:
Passive components                           $79,493     $74,938      $70,112
Connectors                                     7,545       7,329        6,250
Research & development                         2,435       2,401        2,173
Corporate administration
Research & Development                         1,385       1,190        1,585
Total                                        $90,858     $85,858      $80,120

Assets:
Passive components                          $560,982    $570,335     $492,234
Connectors                                    33,809      45,799       47,408
Research & development                        19,475      17,252       15,480
Cash and accounts receivable                 330,438     341,699      343,932
Goodwill                                      78,790      33,479       34,913
Corporate administration
Research & Development                        34,546      40,089       15,340
Total                                     $1,058,040  $1,048,653     $949,307

Capital expenditures:
Passive components                           $90,952     $89,790      $83,686
Connectors                                     3,244       5,971        6,908
Research & development                         3,519       4,613        3,360
Total                                        $97,715    $100,374      $93,954

  The following geographic data is based upon net sales generated by operations located within that geographic area and long lived assets based upon physical location. The Other category consists of Latin America and Israel.

  For the year ended March 31,       1999       1998       1997
   Net sales:
    United States                  $520,195    $607,064   $522,879
    Europe                          345,055     291,709    253,493
    Asia                            369,974     364,300    345,262
    Other                            10,249       4,580      4,544
    Total                        $1,245,473  $1,267,653 $1,126,178

  Property, plant and
  equipment, net:
United States                      $129,937    $127,360   $122,390
Europe                              129,016     119,869    116,571
Asia                                 10,384       2,818      3,226
Other                                34,911      32,207     29,405
Total                              $304,248    $282,254   $271,592

  No one customer has accounted for more than 10% of net sales in the past three years.

13. Environmental Matters and Contingencies:

  The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests.
The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation, compliance and legal cost s totaled $2,600 at March 31, 1999. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.

14. Acquisition:

  On June 2, 1998, the Company purchased the passive component business of Thomson-CSF ("TPC") for $74,000 ($58,000 in cash and $16,000 of assumed debt). The acquisition was accounted for as a purchase and funded through the use of working capital. Based upon market valuations of the fair values of the assets acquired and liabilities assumed the purchase price exceeded the fair value of net assets acquired by approximately $49,600, which is being amortized on a straight-line basis over 20 years. The results of operations of TPC are included in the accompanying financial statements from the date of acquisition.

15. Summary of Quarterly Financial Information (Unaudited):

  Quarterly financial information for the years ended March 31, 1999 and 1998 is as follows:
			 First    Quarter          Second    Quarter

			  1999       1998            1999      1998
Net sales               $292,000   $313,807       $324,144   $329,224
Gross profit              51,460     78,080         42,604     79,318
Net income                17,402     34,935         10,514     36,730
Basic and diluted
earnings per share         .20        .40             .12       .41


			    Third Quarter           Fourth Quarter

			  1999       1998           1999       1998
Net sales               $310,718   $319,651       $318,611    $304,971
Gross profit              36,914     74,173         36,431      65,866
Net income                 6,052     33,329          7,548      29,657
Basic and diluted
earnings per share          .07        .38            .09         .34

Report of Independent Accountants
To the Board of Directors and Stockholders of AVX Corporation

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of AVX Corporation and Subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
May 14, 1999